Filed Pursuant to Rule 424(b)(3)
Registration No. 333-195910

Quartet Merger Corp.	Quartet Holdco Ltd.

JOINT PROXY STATEMENT/PROSPECTUS SUPPLEMENT

September 2, 2014

To the Stockholders of Quartet Merger Corp.:

This is a supplement to the joint proxy statement/prospectus of Quartet Merger Corp. (“Quartet”) and Quartet Holdco Ltd. (“Holdco”), dated August 12, 2014 (the “Joint Proxy Statement/Prospectus”), a copy of which is enclosed with this supplement, that is being sent to you in connection with the special meeting in lieu of annual meeting of stockholders of Quartet to consider and vote upon, among other things, a proposal to adopt the Agreement and Plan of Reorganization, dated as of April 30, 2014, by and among Quartet, Holdco, Quartet Merger Sub, Ltd., Holdco’s wholly-owned subsidiary, Pangaea Logistics Solutions Ltd. (“Pangaea”) and the securityholders of Pangaea.

We are sending you this supplement to advise you that Quartet has rescheduled the special meeting of stockholders, originally scheduled for September 10, 2014 as indicated in the Joint Proxy Statement/Prospectus. The new meeting date and time is Monday, September 29, 2014 at 10:00 a.m. (ET). The special meeting will still be held at the offices of Graubard Miller, Quartet’s counsel, at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174 for the purposes originally set forth in the Joint Proxy Statement/Prospectus. We are also sending you this supplement to provide you with Pangaea’s second quarter 2014 financial information and the related updated unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the mergers described in the Joint Proxy Statement/Prospectus.

Only holders of record of Quartet common stock at the close of business on August 27, 2014 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting. Before you vote you should read the Joint Proxy Statement/Prospectus and other documents that Quartet and Holdco have filed with the Securities and Exchange Commission for more complete information about Quartet, Holdco, Pangaea and the mergers. If you have questions about the mergers or if you need additional copies of the Joint Proxy Statement/Prospectus or the enclosed proxy card you should contact:

Mr. David D. Sgro
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017
Tel: (212) 319-7676
Fax: (212) 319-0760

or:

MacKenzie Partners Inc.
105 Madison Avenue
New York, NY 10016
Tel: (800) 322-2885
Fax: (212) 929-0308

or:

Jefferies LLC
520 Madison Avenue
New York, New York 10022
Tel: (212) 284-2300

You may also obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing information about Quartet, Holdco and Pangaea, without charge, at the SEC’s website at www.sec.gov. You should read the Joint Proxy Statement/Prospectus and this supplement together.

To the extent that the information in this supplement is inconsistent with the information in the Joint Proxy Statement/Prospectus, the information in this supplement supersedes the information in the Joint Proxy Statement/Prospectus.

All Quartet stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the proxy card enclosed as soon as possible. If you are a stockholder of record of Quartet common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the charter amendments proposal, but will have no effect on the other proposals.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, we urge you to please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers, passed upon the merits of the merger agreement or the transactions contemplated thereby, which include the mergers, or determined if the Joint Proxy Statement/Prospectus, as supplemented hereby, is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement to the Joint Proxy Statement/Prospectus is dated September 2, 2014 and is first being mailed to Quartet Merger Corp. stockholders on or about September 4, 2014.

By Order of the Board of Directors
/s/ David Sgro
David Sgro
Chief Financial Officer and Secretary

i

SELECTED HISTORICAL FINANCIAL INFORMATION

Quartet is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the mergers described in the Joint Proxy Statement/Prospectus.

Pangaea’s consolidated balance sheet data as of June 30, 2014 and consolidated statement of operations data for the three and six months ended June 30, 2014 and 2013 are derived from Pangaea’s unaudited consolidated financial statements, which are included elsewhere in this supplement. Pangaea’s consolidated balance sheet data as of December 31, 2013 and December 31, 2012 and consolidated statement of operations data for the three years ended December 31, 2013 are derived from Pangaea’s audited consolidated financial statements, which are included in the Joint Proxy Statement/Prospectus. Pangaea was previously named Bulk Partners (Bermuda) Ltd.

The information is only a summary and should be read in conjunction with Pangaea’s consolidated financial statements and related notes and “Pangaea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Joint Proxy Statement/Prospectus and elsewhere in this supplement. The historical results included below and elsewhere in this supplement are not indicative of the future performance of Pangaea.

Selected Financial Information — Pangaea

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
	2014	2013	2014	2013	2013	2012	2011
	(US dollars in thousands, except for per share amounts and fleet data)
Income Statement Data:
Voyage revenue	$79,921	$78,932	$171,481	$166,270	$336,160	$342,085	$359,500
Charter revenue	9,858	11,736	32,511	19,532	56,311	44,972	50,144
Total revenue	89,779	90,668	203,992	185,802	392,471	387,058	409,644
Expenses:
Voyage expense	41,892	47,622	90,026	101,926	196,036	200,867	188,203
Charter expense	33,985	29,835	77,956	54,114	130,880	133,524	193,388
Vessel operating expenses	7,732	5,019	14,652	9,562	22,958	14,814	8,030
General and administrative	2,353	2,754	4,929	5,844	11,599	11,028	7,244
Depreciation & Amortization	2,744	2,169	5,296	4,542	9,615	7,180	5,197
(Gain) loss on sale of vessels	(2,286)	—	(2,286)	—	—	—	1,096
Total expenses	86,420	87,399	190,573	175,988	371,087	367,414	403,160
Income from operations	3,359	3,269	13,419	9,814	21,384	19,644	6,485
Total other expense, net	(2,621)	(3,344)	(5,024)	(4,462)	(5,869)	(3,731)	(2,636)
Net income (loss)	738	(75)	8,395	5,352	15,515	15,913	3,849
Income attributable to noncontrolling interests	492	126	(572)	(706)	(62)	(2,059)	(83)
Net income attributable to Pangaea Logistics Solutions Ltd.	$1,230	$51	$7,823	$4,646	$15,452	$13,854	$3,766
Balance Sheet Data:
Cash	$21,502	$26,989	$21,502	$26,989	$18,928	$19,696	$18,738
Total assets	316,945	294,536	316,945	294,536	330,373	231,137	126,556
Total third-party debt (current and long-term)	100,086	94,894	100,086	94,894	102,368	84,876	31,963
Total preferred equity and shareholders’ equity	106,272	103,235	106,272	103,235	117,874	73,112	34,674
Cash Flow Data:
Net cash flow provided by operating activities	$1,598	$10,392	$12,036	$14,535	$21,117	$15,877	$12,300

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
	2014	2013	2014	2013	2013	2012	2011
	(US dollars in thousands, except for per share amounts and fleet data)
Net cash (used in) provided by investing activities	5,944	(18,669)	(8,915)	(52,540)	(83,980)	(101,405)	(28,174)
Net cash (used in) provided by financing activities	(9,405)	(13,474)	(546)	45,299	62,095	86,486	19,528
Adjusted EBITDA(1)	$6,103	$5,438	$18,715	$14,356	$30,998	$26,824	$11,682
Shipping days(2)
Voyage days	3,269	2,887	2,219	6,019	12,076	11,545	10,769
Time charter days	791	1,009	6,343	1,716	4,072	3,224	2,708
Total shipping days	4,060	3,896	8,562	7,735	16,148	14,769	13,477
TCE Rates ($/day)(3)	$11,794	$11,046	$13,310	$10,844	$12,163	$12,607	$16,431

(1)	Adjusted EBITDA represents operating earnings before interest expense, income taxes, depreciation and amortization and other non-operating income and/or expense, if any. Adjusted EBITDA is included because it is used by management and certain investors to measure Pangaea’s operating performance. Adjusted EBITDA is also used by management in its determination of the fair value of its preferred and common stock and is also reviewed periodically as a measure of financial performance by Pangaea’s Board of Directors. Adjusted EBITDA is not an item recognized by the generally accepted accounting principles in the United States of America, or U.S. GAAP, and should not be considered as an alternative to net income, operating income, or any other indicator of a company's operating performance required by U.S. GAAP. Pangaea’s definition of Adjusted EBITDA used here may not be comparable to the definition of EBITDA used by other companies. A reconciliation of income from operations to Adjusted EBITDA is as follows:

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
	2014	2013	2014	2013	2013	2012	2011
	(US dollars in thousands)
Income from operations	3,359	3,269	13,419	9,814	21,384	19,644	6,485
Depreciation & Amortization	2,744	2,169	5,296	4,542	9,615	7,180	5,197
Adjusted EBITDA	$6,103	$5,438	$18,715	$14,356	$30,998	$26,824	$11,682
(2)	Shipping days. Pangaea defines shipping days as the aggregate number of days in a period during which its vessels are performing either a voyage charter (voyage days) or time charter (time charter days).
(3)	Time Charter Equivalent, or “TCE,” rates. Pangaea defines TCE rates as total revenues less voyage expenses divided by the length of the voyage, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Quartet is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the mergers described in the Joint Proxy Statement/Prospectus.

The following unaudited pro forma condensed combined balance sheet combines the unaudited consolidated historical balance sheet of Pangaea as of June 30, 2014 with the unaudited historical balance sheet of Quartet as of June 30, 2014, giving effect to the mergers as if they had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the six months ended June 30, 2014 combines the unaudited historical consolidated statement of income of Pangaea for the six months ended June 30, 2014 with the unaudited historical statement of operations of Quartet for the six months ended June 30, 2014, giving effect to the mergers as if they had been consummated on January 1, 2013.

The following unaudited pro forma condensed combined income statement for the year ended December 31, 2013 combines the audited historical consolidated statement of income of Pangaea for the year ended December 31, 2013 with the audited historical statement of operations of Quartet for the year ended December 31, 2013, giving effect to the mergers as if they had been consummated on January 1, 2013.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the mergers, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the mergers.

The historical financial information of Pangaea was derived from the unaudited consolidated financial statements of Pangaea for the six months ended June 30, 2014 and audited consolidated financial statements of Pangaea for the year ended December 31, 2013 included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement. This information is only a summary and should be read together with Pangaea’s and Quartet’s financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Statements,” “Pangaea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Information Related to Quartet — Quartet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement.

Quartet cannot predict how many of its public stockholders will elect to convert their public shares to cash. As a result, it has elected to provide pro forma financial statements under four different assumptions which produce significant differences in cash and stockholders’ equity. The actual results are likely to be in between the results shown, but there can be no assurance that will be the case. Pursuant to the merger agreement, either Quartet or Pangaea may terminate the merger agreement if holders of more than 9,169,603 public shares sought conversion of such shares.

Additionally, Pangaea may terminate the merger agreement if, immediately prior to the mergers, Quartet does not have cash on hand of $25,000,000 after giving effect to payment of amounts that Quartet will be required to pay to converting stockholders upon consummation of the transactions contemplated by the merger agreement (this termination right would be triggered if more than approximately 7,209,020 shares were converted). Further, under the merger agreement, the Pangaea securityholders will receive: (i) $10,000,000 in cash or alternatively, at the option of the holders, an additional 980,392 common shares, provided that the holders have elected to receive only the 980,392 additional common shares of Holdco and to receive no cash if the proceeds remaining in the trust account, after giving effect to payments of amounts that Quartet will be required to pay holders of Quartet common stock who elect to have their shares converted into cash upon consummation of the mergers, will be less than $25,000,000, and (ii) an additional number of cancellation shares to be issued based on the number of Quartet public stockholders that seek conversion of their public shares into a pro rata portion of Quartet’s trust account. Accordingly, separate pro forma information has been presented assuming the following circumstances and that the Pangaea securityholders elect to receive

29,411,675 common shares of Holdco and no portion of the cash consideration; (1) holders of 9,169,603 shares of the Quartet common stock elect to have their shares converted into cash upon the consummation of the merger at the conversion price of $10.20 per share (referred to as “maximum conversions and stock consideration” in the table below); (2) holders of 7,209,020 shares of the Quartet common stock elect to have their shares converted upon the consummation of the merger at the conversion price of $10.20 per share, to provide gross proceeds of $25.0 million from the trust account, such that Pangaea does not have a contractual right to terminate the merger agreement (referred to as “conversions needed to avoid termination and stock consideration” in the table below); and (3) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the merger (referred to as “no conversions and stock consideration” in the table below). Further, separate pro forma information has been presented assuming the following circumstances and that certain of the Pangaea securityholders elect to receive 28,431,373 common shares of Holdco and $10,000,000 in cash: (4) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the mergers (referred to as “no conversions and stock and cash consideration” in the table below). The actual results will be in between the scenarios shown but there can be no assurance as to the actual amount of the dividend.

Quartet is providing this information to aid you in your analysis of the financial aspects of the transaction. The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

	Quartet Merger Corp. Historical	Pangaea Logistics Solutions Ltd. Historical	(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
	(In thousands)
Year ended December 31, 2013
Total revenues	—	392,471	392,471	392,471	392,471	392,471
Net (Loss) income	(66)	15,452	15,387	15,387	15,387	15,387
Six months ended June 30, 2014
Total revenues	—	203,992	203,992	203,992	203,992	203,992
Net (Loss) income	(649)	7,823	7,174	7,174	7,174	7,174
As of June 30, 2014
Cash	76	21,502	17,347	37,342	110,839	100,839
Total assets	98,622	316,945	312,839	332,834	406,331	396,331
Total third-party debt (current and long-term)	—	100,086	100,086	100,086	100,086	100,086
Total shareholders’ equity	4,894	3,035	116,068	136,063	209,560	199,560

See pro forma condensed combined financial statements and related notes in “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this supplement.

COMPARATIVE PER SHARE DATA

The following table sets forth the per share data of Quartet and Pangaea on a stand-alone basis for the year ended December 31, 2013 and the unaudited pro forma combined per share ownership information of Quartet and Pangaea for the year ended December 31, 2013 and for the six months ended June 30, 2014 after giving effect to the mergers, assuming, separately, (1) holders of 9,169,603 shares of the Quartet common stock elect to have their shares converted into cash upon the consummation of the mergers at the conversion price of $10.20 per share (referred to as “maximum conversions and stock consideration” in the table below); (2) holders of 7,209,020 shares of the Quartet common stock elect to have their shares converted upon the consummation of the merger at the conversion price of $10.20 per share, to provide gross proceeds of $25.0 million from the trust account, such that Pangaea does not have a contractual right to terminate the merger agreement (referred to as “conversions needed to avoid termination and stock consideration” in the table below); and (3) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the merger (referred to as “no conversions and stock consideration” in the table below). Further, separate pro forma information has been presented assuming the following circumstances and that certain of the Pangaea securityholders elect to receive 28,431,373 common shares of Holdco and $10,000,000 in cash: (4) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the mergers (referred to as “no conversions and stock and cash consideration” in the table below).

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this supplement, and the historical financial statements of Quartet and Pangaea and related notes that are included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement. The unaudited Quartet and Pangaea pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this supplement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Quartet and Pangaea would have been had the companies been combined during the period presented.

	Quartet Merger Corp. Historical	Pangaea Logistics Solutions Ltd. Historical	(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
	(In thousands, except share and per share information)
(Loss), Net income or Pro Forma Net Income (in thousands) for the year ended December 31, 2013	(66)	15,452	15,387	15,387	15,387	15,387
Weighted Average Shares Outstanding – Basic and Diluted	2,671,441		33,952,099	35,912,683	43,121,702	42,141,310
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted, for the year ended December 31, 2013	(0.02)		0.45	0.43	0.36	0.37
(Loss), Net income or Pro Forma Net Income (in thousands) for the six months ended June 30, 2014	(649)	7,823	7,174	7,174	7,174	7,174
Weighted Average Shares Outstanding — Basic and Diluted	3,513,522		33,952,099	35,912,683	43,121,702	42,141,310
(Loss) Income or Pro Forma Earnings Per Share — Basic and Diluted, for the six months ended June 30, 2014	(0.18)		0.21	0.20	0.17	0.17
Shares Outstanding as of June 30, 2014	3,513,222		33,952,099	35,912,683	43,121,702	42,141,310
Book Value Per Share or Pro Forma Book Value Per Share as of June 30, 2014	1.39		3.42	3.79	4.86	4.74

See pro forma condensed combined financial statements and related notes in “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Quartet is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the mergers described in the Joint Proxy Statement/Prospectus.

The following unaudited pro forma condensed combined balance sheet combines the unaudited consolidated historical balance sheet of Pangaea as of June 30, 2014 with the unaudited historical balance sheet of Quartet as of June 30, 2014, giving effect to the mergers as if they had been consummated as of that date.

The following unaudited pro forma condensed combined income statement for the six months ended June 30, 2014 combines the unaudited historical consolidated statement of income of Pangaea for the six months ended June 30, 2014 with the unaudited historical statement of operations of Quartet for the six months ended June 30, 2014, giving effect to the mergers as if they had been consummated as of January 1, 2013.

The following unaudited pro forma condensed combined income statement for the year ended December 31, 2013 combines the audited historical consolidated statement of income of Pangaea for the year ended December 31, 2013 with the audited historical statement of operations of Quartet for the year ended December 31, 2013, giving effect to the mergers as if they had been consummated on January 1, 2013.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the mergers, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the mergers.

The historical financial information of Pangaea was derived from the unaudited consolidated financial statements of Pangaea for the six months ended June 30, 2014 and audited consolidated financial statements of Pangaea for the year ended December 31, 2013 included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement. This information should be read together with Pangaea’s and Quartet’s financial statements and related notes, “Pangaea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Information Related to Quartet — Quartet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Pangaea and Quartet have not had any historical relationship prior to the mergers. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

In the transaction merger, the Pangaea securityholders will receive in the aggregate 29,411,765 Holdco shares (assuming they forego the right to receive the $10 million cash component of the merger consideration) at the closing of the transaction merger. As a result of the mergers, assuming that no stockholders of Quartet elect to convert their shares into cash as permitted by Quartet’s amended and restated certificate of incorporation, the Pangaea securityholders will own approximately 68.2% of the Holdco shares to be outstanding immediately after the mergers, and the Quartet stockholders will own approximately 31.8% of Holdco’s outstanding shares. If 9,169,603 of the public shares are converted into cash, and in the unlikely event the mergers are consummated, the Pangaea securityholders will own approximately 92.0% and the Quartet stockholders will own approximately 8.0% of the Holdco shares to be outstanding immediately after the mergers.

Additionally, the merger agreement provides for the Pangaea securityholders to receive up to 7,352,941 net income shares, contingent upon Pangaea attaining specified net income targets in the fiscal years ending December 31, 2014, 2015, and 2016. The following table sets forth the targets and the contingent shares issuable to the Pangaea securityholders:

	Contingent Payment Schedule
	Net Income Target	Contingent Shares
Fiscal year ending December 31, 2014	$27,300,000	3,431,373
Fiscal year ending December 31, 2015	$34,000,000	1,960,784
Fiscal year ending December 31, 2016	$41,000,000	1,960,784
Total	$102,300,000	7,352,941

Irrespective of whether Pangaea meets any of the net income targets set forth above in the applicable fiscal year, in the event that Pangaea has cumulative net income of $102,300,000 or more for any of the one, two, or three-year periods beginning on January 1, 2014, Holdco shall issue to the Pangaea securityholders in aggregate 7,352,941 shares

For purposes of these net income shares, net income is defined in the merger agreement to mean Pangaea’s net income, as determined in accordance with U.S. GAAP, including any net income attributable to acquisitions of vessels and any interests of Seamar Management S.A., Nordic Bulk Holding ApS or Nordic Bulk Holding Company Ltd., or any subsidiaries thereof by Pangaea or any of its subsidiaries following the closing date, and excluding any non-recurring or extraordinary expenses of Pangaea or any of its subsidiaries, such as any expenses incurred in connection with the mergers, or Quartet expenses incurred prior to the closing that are included in Holdco’s 2014 income statement.

Quartet and Pangaea plan to complete the mergers promptly after the special meeting, provided that the public holders of no more than 9,169,603 public shares elect conversion of their shares into cash and other conditions specified in the merger agreement have been satisfied or waived.

The mergers will be accounted for as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the securityholders of Pangaea will own at least 50.1% of the outstanding common shares of Holdco immediately following the completion of the mergers, will have its current officers assuming all corporate and day-to-day management offices of Holdco, including chief executive officer and chief financial officer, and will have the sole right to appoint six of the eight directors to the board. Accordingly, Pangaea will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Pangaea. As a result, the assets and liabilities and the historical operations that will be reflected in the Holdco financial statements after consummation of the mergers will be those of Pangaea and will be recorded at the historical cost basis of Pangaea. Quartet’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Pangaea upon consummation of the mergers.

Quartet cannot predict how many of its public stockholders will elect to convert their stock to cash. As a result it has elected to provide pro forma financial statements under four different assumptions which produce significant differences in cash and stockholders equity. The actual results are likely to be in between the results shown, but there can be no assurance that will be the case. Pursuant to the merger agreement, either Quartet or Pangaea may terminate the merger agreement if holders of more than 9,169,603 public shares seek conversion of such shares. Additionally, Pangaea may terminate the merger agreement if, immediately prior to the mergers, Quartet does not have cash on hand of $25,000,000 after giving effect to payment of amounts that Quartet will be required to pay to converting stockholders upon consummation of the transactions contemplated by the merger agreement (this termination right would be triggered if more than approximately 7,209,020 shares were converted). Further, under the merger agreement, the Pangaea securityholders will receive: (i) $10,000,000 in cash or alternatively, at the option of the holders, an additional 980,392 common shares, provided that the holders have elected to receive only the 980,392 additional common shares of Holdco and to receive no cash if the proceeds remaining in the trust account, after giving effect to payments of amounts that Quartet will be required to pay holders of Quartet common stock who elect to have their shares converted into cash upon consummation of the mergers, will be less than $25,000,000, and (ii) an additional number of cancellation shares to be issued based on the number of Quartet public stockholders that seek conversion of their public shares into a pro rata portion of Quartet’s trust account, as previously described. Accordingly, separate pro forma information has been presented assuming the following circumstances and that the Pangaea securityholders elect to receive 29,411,765 common shares of Holdco and no portion of the cash consideration: (1) holders of 9,169,603 shares of the Quartet common stock elect to have their shares converted into cash upon the consummation of the merger at the conversion price of $10.20 per share (referred to as “maximum conversions and stock consideration” in the table below); (2) holders of 7,209,020 shares of the Quartet common stock elect to have their shares converted upon the consummation of the merger at the conversion price of $10.20 per share, to provide gross proceeds of approximately $25.0 million from the trust account, such that Pangaea does not have a contractual right to terminate the merger agreement (referred to as “conversions needed to avoid termination and stock consideration” in the table below); and (3) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the merger (referred to as “no conversions and stock consideration” in the table below). Further, separate pro forma information has been presented assuming the following circumstances and that certain of the Pangaea securityholders elect to receive 28,431,373 common shares of Holdco and $10,000,000 in cash, and (4) no holders of Quartet common stock exercise their right to have their shares converted upon the consummation of the mergers (referred to as “no conversions and stock and cash consideration” in the table below). The actual results will be in between the scenarios shown but there can be no assurance as to the actual amount of the dividend.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 29,411,765 Holdco shares and 28,431,373 Holdco shares to be issued to Pangaea securityholders in exchange for their Pangaea securities assuming election to receive no cash consideration and election to receive $10,000,000 of cash consideration, respectively.

Quartet Holdco Ltd.
(formerly Quartet Merger Corp.)
Pro Forma Condensed Combined Balance Sheet
As of June 30, 2014
(Unaudited)

	Quartet Merger Corp. Historical, Unaudited	Pangaea Logistics Solutions Ltd. Historical, Unaudited	Adjustments for Merger and Maximum Conversions and Stock Consideration		(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	Adjustments for Conversions Needed to Avoid Termination and Stock Consideration		(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	Adjustments for Assuming No Conversions and Stock Consideration		(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	Adjustments for Assuming No Conversions and Stock and Cash Consideration		(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
		(In thousands)
Assets
Current Assets
Cash and cash equivalents	76	21,502	5,005	(a)	17,347	19,995	(f)	37,342	73,497	(g)	110,839	(10,000	)(h)	100,839
			(9,000	)(b)
			(237	)(a)
Restricted cash		500			500			500			500			500
Accounts receivable		26,616			26,616			26,616			26,616			26,616
Other receivables		351			351			351			351			351
Bunker inventory		21,830			21,830			21,830			21,830			21,830
Advance hire, prepaid expenses and other current assets	41	10,785	8	(a)	10,834			10,834			10,834			10,834
Vessels held for sale, net		9,217			9,217			9,217			9,217			9,217
Total current assets	117	90,801			86,695			106,689			180,186			170,186
Fixed assets, net		189,592			189,592			189,592			189,592			189,592
Investment in newbuildings in-process		35,362			35,362			35,362			35,362			35,362
Cash and cash equivalents held in trust	98,497		(98,497	)(a)	—			—			—			—
Other noncurrent assets	8	1,190	(8	)(a)	1,190			1,190			1,190			1,190
Total assets	98,622	316,945			312,839			332,834			406,331			396,331
Liabilities, convertible redeemable preferred stock and stockholders' equity
Current liabilities
Accounts payable and accrued expenses	237	33,292	(237	)(a)	33,292			33,292			33,292			33,292
Related party debt		43,888			43,888			43,888			43,888			43,888
Deferred revenue		6,766			6,766			6,766			6,766			6,766
Current portion long-term debt		22,110			22,110			22,110			22,110			22,110
Line of credit		3,000			3,000			3,000			3,000			3,000
Dividend payable		26,642	(13,903	)(c)	12,739			12,739			12,739			12,739
Other current liabilities		—			—			—			—			—
Total current liabilities	237	135,698			121,796			121,796			121,796			121,796
Secured long-term debt		74,975			74,975			74,975			74,975			74,975

See notes to pro forma condensed combined financial statements

	Quartet Merger Corp. Historical, Unaudited	Pangaea Logistics Solutions Ltd. Historical, Unaudited	Adjustments for Merger and Maximum Conversions and Stock Consideration		(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	Adjustments for Conversions Needed to Avoid Termination and Stock Consideration		(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	Adjustments for Assuming No Conversions and Stock Consideration		(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	Adjustments for Assuming No Conversions and Stock and Cash Consideration		(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
		(In thousands)
Related party long-term debt, net		—			—			—			—			—
Other non-current liabilities		—			—			—			—			—
Common Stock, subject to possible conversion	93,492		(93,492	)(a)	—
Convertible redeemable preferred stock, net of issuance costs	—	103,236	(103,236	)(c)	—			—			—			—
Stockholders' equity:
Common stock	0	87	112	(c)	3	1(f)		4	—	(g)	4	—(h)		4
			(87	)(d)
			(112	)(d)
			3	(d)
Additional paid-in capital	5,608	—	(9,000	)(b)	113,117	19,994	(f)	133,111	73,497	(g)	206,608	(10,000	)(h)	196,608
			117,027	(c)
			197	(d)
			—
			(715	)(e)
Accumulated deficit	(715)	(1,675)	715	(e)	(1,675)			(1,675)			(1,675)			(1,675)
Total Pangaea Logistics Solutions Ltd. equity	4,894	(1,588)			111,445			131,440			204,937			194,937
Non-controlling interest	—	4,623			4,623			4,623			4,623			4,623
Total stockholders' equity	4,894	3,035			116,068			136,063			209,560			199,560
Total liabilities, convertible redeemable preferred stock and stockholders' equity	98,622	316,945			312,839			332,834			406,331			396,331

See notes to pro forma condensed combined financial statements

Note: Figures may not foot due to rounding.

(a)	Cash and cash equivalents amount of $5.0 million was determined by reducing the cash and cash equivalents held in trust of $98.5 million by the cash conversion payment of $93.5 million (9,169,603 of the Quartet public shares electing cash conversion at approximately $10.20 per share), and the payment of Quartet’s historical accrued liabilities balance of approximately $237,000. In addition, long-term prepaid expenses of approximately $8,000 are reclassified to current assets.
(b)	The effects of an estimated $9.0 million of incremental transaction costs associated with the merger.
(c)	The conversion of Pangaea's preferred stock of $103.2 million and accumulated unpaid accrued preferred dividends of $13.9 million into 112,455 shares of Pangaea's common stock.
(d)	Reclassification of Pangaea's common stock and issuance of Quartet Holdco ordinary shares at par value of $0.0001.
(e)	Reclassification of Quartet's accumulated deficit to additional paid-in capital.
(f)	Cash and Cash Equivalents reflecting 7,209,020 Quartet public shares electing cash conversion (or $73.5 million at approximately $10.20 per share), resulting in net proceeds of $15.7 million (gross proceeds of $25.0 million less transaction costs of $9.0 million and accrued liabilities of $237,000), inclusive of the Cash and Cash Equivalents from note (a).
(g)	Cash and Cash Equivalents and Common Stock of $73.5 million (in addition to the proceeds in notes (a) and (g)), contributed to the merger if none of the Quartet public shares are converted.
(h)	The effects of certain of Pangaea securityholders electing to receive $10.0 million in cash.

Quartet Holdco Ltd.
(formerly Quartet Merger Corp.)
Pro Forma Condensed Combined Income Statement
For the Six Months Ended June 30, 2014
(Unaudited)

	Quartet Merger Corp. Historical, Unaudited	Pangaea Logistics Solutions Ltd. Historical, Unaudited	Adjustments for Merger and Maximum Conversions and Stock Consideration	(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	Adjustments for Conversions Needed to Avoid Termination and Stock Consideration	(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	Adjustments for Assuming No Conversions and Stock Consideration	(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	Adjustments for Assuming No Conversions and Stock and Cash Consideration	(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
		(In thousands, except share and per share information)
Revenues:
Voyage revenue		171,481		171,481		171,481		171,481		171,481
Charter revenue		32,512		32,512		32,512		32,512		32,512
	—	203,992	—	203,992	—	203,992	—	203,992	—	203,992
Expenses:
Voyage expense		90,027		90,027		90,027		90,027		90,027
Charter expense		77,956		77,956		77,956		77,956		77,956
Vessel operating expenses		14,652		14,652		14,652		14,652		14,652
General and administrative	684	4,929		5,613		5,613		5,613		5,613
Depreciation and amortization		5,296		5,296		5,296		5,296		5,296
Gain on sale of vessel		(2,286)		(2,286)		(2,286)		(2,286)		(2,286)
Total expenses	684	190,573	—	191,257	—	191,257	—	191,257	—	191,257
Income from operations	(684)	13,419	—	12,735	—	12,735	—	12,735	—	12,735
Other income (expense)
Interest expense		(2,991)		(2,991)		(2,991)		(2,991)		(2,991)
Interest expense related party debt		(62)		(62)		(62)		(62)		(62)
Imputed interest on related party long-term debt		(323)		(323)		(323)		(323)		(323)
Unrealized gain on derivative instruments		(1,572)		(1,572)		(1,572)		(1,572)		(1,572)
Other income	35	(76)		(40)		(40)		(40)		(40)
Income (loss) from unconsolidated entity		—		—		—		—		—
Total other expense, net	35	(5,024)	—	(4,988)	—	(4,988)	—	(4,988)	—	(4,988)
Net income	(649)	8,395	—	7,747	—	7,747	—	7,747	—	7,747
Income attributable to non-controlling interests	—	(572)		(572)		(572)		(572)		(572)
Net income attributable to Pangaea Logistics Solutions Ltd.	(649)	7,823	—	7,174	—	7,174	—	7,174	—	7,174
Weighted Average Shares Outstanding — Basic and Diluted	3,513,522			33,952,099		35,912,683		43,121,702		42,141,310
Income (loss) or Pro Forma Earnings Per Share — Basic and Diluted, for the six months ended June 30, 2014	(0.18)			0.21		0.20		0.17		0.17
Shares Outstanding as of June 30, 2014	3,513,522			33,952,099		35,912,683		43,121,702		42,141,310
Book Value Per Share or Pro Forma Book Value Per Share as of June 30, 2014	1.39			3.42		3.79		4.86		4.74

See notes to pro forma condensed combined financial statements

Quartet Holdco Ltd.
(formerly Quartet Merger Corp.)
Pro Forma Condensed Combined Income Statement
For the Year Ended December 31, 2013
(Unaudited)

	Quartet Merger Corp. Historical	Pangaea Logistics Solutions Ltd. Historical	Adjustments for Merger and Maximum Conversions and Stock Consideration	(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	Adjustments for Conversions Needed to Avoid Termination and Stock Consideration	(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	Adjustments for Assuming No Conversions and Stock Consideration	(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	Adjustments for Assuming No Conversions and Stock and Cash Consideration	(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
		(In thousands, except share and per share information)
Revenues:
Voyage revenue		336,160		336,160		336,160		336,160		336,160
Charter revenue		56,311		56,311		56,311		56,311		56,311
Total revenues	—	392,471	—	392,471	—	392,471	—	392,471	—	392,471
Expenses:
Voyage expense		196,036		196,036		196,036		196,036		196,036
Charter expense		130,880		130,879		130,879		130,879		130,879
Vessel operating expenses		22,958		22,958		22,958		22,958		22,958
General and administrative	77	11,599		11,676		11,676		11,676		11,676
Depreciation and amortization		9,615		9,615		9,615		9,615		9,615
Total expenses	77	371,087	—	371,164	—	371,164	—	371,164	—	371,164
Income from operations	(77)	21,384	—	21,307	—	21,307	—	21,307	—	21,307
Other income (expense):
Interest expense		(5,487)		(5,487)		(5,487)		(5,487)		(5,487)
Interest expense related party debt		(411)		(411)		(411)		(411)		(411)
Imputed interest on related party long-term debt		(1,117)		(1,117)		(1,117)		(1,117)		(1,117)
Unrealized gain on derivative instruments		1,101		1,101		1,101		1,101		1,101
Other income	11	35		46		46		46		46
Income (loss) from unconsolidated entity		10		10		10		10		10
Total other expense, net	11	(5,869)	—	(5,858)	—	(5,858)	—	(5,858)	—	(5,858)
Net income	(66)	15,515	—	15,449	—	15,449	—	15,449	—	15,449
Income attributable to non-controlling interests	—	(62)		(62)		(62)		(62)		(62)
Net income attributable to Pangaea Logistics Solutions Ltd.	(66)	15,452	—	15,387	—	15,387	—	15,387	—	15,387
Weighted Average Shares Outstanding – Basic and Diluted	2,671,441			33,952,099		35,912,683		43,121,702		42,141,310
(Loss) Income or Pro Forma Earnings Per Share – Basic and Diluted, for the year ended December 31, 2013	(0.02)			0.45		0.43		0.36		0.37
Shares Outstanding as of December 31, 2013	2,671,441			33,952,099		35,912,683		43,121,702		42,141,310
Book Value Per Share or Pro Forma Book Value Per Share as of December 31, 2013	2.07			3.67		4.03		5.06		4.94

See notes to pro forma condensed combined financial statements

(i)	Weighted average common shares outstanding, basic is adjusted to reflect the following:
i.	2,415,000 shares owned by Quartet management (in the separate cases: 1,816,612 cancellation shares; 1,355,299 cancellation shares; 0 cancellation shares; and 0 cancellation shares);
ii.	608,125 shares owned by Quartet insiders;
iii.	1,026,813 shares from the rights exercise;
iv.	29,411,765 shares issued to the holders of Pangaea common stock, on a fully-diluted basis, (in the separate cases: 1,816,612 cancellation shares; 1,355,299 cancellation shares; 0 cancellation shares; and 0 cancellation shares and Pangaea securityholders electing to receive $10.0 million in cash as more fully described in note (h)); and
v.	9,660,000 shares which have been issued to the public (in the separate cases: 9,169,603 shares are converted as more fully described in note (a); 7,209,020 shares are converted in the case necessary to avoid Pangaea's right to terminate the merger agreement as more fully described in note (f); no shares are converted as more fully described in note (g); and no shares are converted and Pangaea securityholders electing to receive $10.0 million in cash as more fully described in note (h)).
(j)	There are no dilutive shares, and thus, the weighted average common shares outstanding, diluted is equal to the weighted average common shares outstanding, basic.

The following table presents information used in the unaudited pro forma condensed combined financial information and the notes thereto, and other supplementary unaudited pro forma condensed combined financial information relevant to each of the scenarios presented that could result in consummation of the merger:

	(1) Proforma Unaudited, Combined Assuming Maximum Conversions and Stock Consideration	(2) Proforma Unaudited, Combined Assuming Conversions Needed to Avoid Termination and Stock Consideration	(3) Proforma Unaudited, Combined Assuming No Conversions and Stock Consideration	(4) Proforma Unaudited, Combined Assuming No Conversions and Stock and Cash Consideration
	(In thousands, except share and per share information)
Quartet public shares electing cash conversion	9,169,603	7,209,020	0	0
Quartet public shares not converted	490,397	2,450,980	9,660,000	9,660,000
Cancellation shares	1,816,612	1,355,299	0	0
Cash and cash equivalents adjustment (proceeds from shares not converted to cash, at approximately $10.20 per share, and any cash consideration)	$5,055	$25,000	$98,497	$88,497
Purchase price consideration to Pangaea securityholders at approximately $10.20 per share and any cash consideration	$318,529	$313,824	$300,000	$300,000
Shares outstanding	33,952,099	35,912,683	43,121,702	42,141,310
Shares owned by Pangaea securityholders	92.0%	85.7%	68.2%	67.5%
Weighted average share calculation, basic and diluted
Pangaea securityholders	31,228,377	30,767,063	29,411,765	28,431,372
Quartet management shares	598,388	1,059,701	2,415,000	2,415,000
Quartet insider shares	608,125	608,125	608,125	608,125
Shares from rights exercise	1,026,813	1,026,813	1,026,813	1,026,813
Quartet public shareholders	490,397	2,450,980	9,660,000	9,660,000
Weighted average shares, basic and diluted	33,952,099	35,912,683	43,121,702	42,141,310
Pro Forma Book Value Per Share calculation
Total shareholders' equity	116,068	136,063	209,560	199,560
Weighted average shares, basic and diluted	33,952,099	35,912,683	43,121,702	42,141,310
Book Value Per Share or Pro Forma Book Value Per Share as of June 30, 2014	3.42	3.79	4.86	4.74

BUSINESS OF PANGAEA

Overview

Pangaea is an established, growth-oriented global logistics company providing seaborne drybulk transportation services. Pangaea was incorporated in Bermuda on June 17, 2008, and is headquartered in Newport, Rhode Island. Pangaea also maintains offices in Copenhagen, Denmark, Athens, Greece, Rio de Janeiro, Brazil and Singapore. On April 30, 2014, Pangaea changed its name from Bulk Partners (Bermuda) Ltd. to Pangaea Logistics Solutions Ltd.

Pangaea utilizes its logistics expertise to service a broad base of industrial customers who require the transportation of a wide variety of drybulk cargoes, including grains, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite and limestone. Pangaea addresses the transportation needs of its customers by undertaking a comprehensive set of services and activities, including cargo loading, cargo discharge, vessel chartering, voyage planning, and technical vessel management. In particular, Pangaea has historically focused on providing such services for backhaul routes. In addition, Pangaea has developed customized shipping routes, which Pangaea believes create value for its customers and its shareholders by both reducing the time and cost of transportation between ports and increasing cargo carried per voyage. For example, in 2010, Pangaea was the first non-Russian vessel operator to carry drybulk cargoes from Europe to Asia via the Northern Sea Route. Similarly, in 2013, Pangaea was the first vessel operator to carry dry bulk cargo from the West Coast of Canada to Europe via the Northwest Passage. Pangaea is the leading transporter of bauxite from Jamaica to the United States, carrying on average more than 3.5 million tons per year. Pangaea believes that its experience in carrying a wide range of cargoes, pioneering new routes, and serving less common ports increases its opportunities to secure higher margins than in more commoditized cargoes and routes. Pangaea believes that providing such specialized drybulk transportation logistics services together with its long-term commercial and contractual relationships makes Pangaea less vulnerable to industrial and economic cycles as compared to other bulk-shipping operators. Finally, Pangaea believes that it can create value by serving and focusing on customer needs rather than depending on its correct anticipation of future charter rates.

Pangaea derives its revenue from (i) contracts of affreightment (“COAs”), which are contracts to transport multiple shipments of cargo during the term of the contract between specified load and discharge ports, at a fixed or variable price per metric ton of cargo, (ii) voyage charters, under which a vessel carries a shipment of cargo for a customer on a specified route for a fixed price per metric ton of cargo, and (iii) time charters, during which the vessel is dedicated solely to the charterer for the term of the agreement. A majority of Pangaea’s revenue is from COA’s and voyage charters, as Pangaea’s focus is on transporting cargo for its customers. Pangaea’s COAs typically extend for a period of one to five years, although some extend for longer periods. A time charter may vary from a single trip to longer-term charters, whenever Pangaea deems such use to be in its commercial interest. The length of a voyage depends on the number of load and discharge ports, the time spent in such ports and the distance between the ports. Pangaea attempts, through selecting COAs and voyage contracts on what would normally be backhaul or “ballast” legs, to enhance vessel utilization and its profitability because these contracts and charters position vessels at or near loading areas where spot cargoes are typically obtained. This reduces ballast time and expense as a percentage of the vessel’s total revenue and increases expected earnings for the vessel.

Pangaea uses a mix of owned and chartered-in vessels to transport more than 19.5 million dwt of cargo to more than 190 ports around the world, averaging over 44 vessels in service daily during 2013. The majority of its fleet is chartered-in on short-term charters of less than 9 months. Pangaea believes that these shorter-term charters afford it more flexibility to match its variable costs to its customers’ service requirements, allowing it to respond to changes in market demand and limiting its exposure to changes in prevailing charter rates. In addition to its chartered-in fleet, over the past several years Pangaea acquired interests in 14 vessels and placed orders for the construction of six additional vessels, all at prices that Pangaea believes will permit it to operate profitably through a range of cargo rate environments. These vessels are and will be used to serve its customers’ cargo transportation needs. Among these vessels are six Ice-Class 1A Panamax vessels that are currently the only dry bulk vessels of their size rated to operate on the Northern Sea Route and the severe ice conditions of the Baltics in winter. Pangaea believes that a combination of owned and chartered-in vessels help it to more efficiently match its customer demand than it could with an entirely owned fleet or an entirely chartered-in fleet.

The technical management of its owned fleet is performed in-house. Pangaea believes its in-house management provides better service and pricing than is otherwise available, reduces time out of service, and best enhances the service value of its owned fleet. The technical management for its chartered-in vessels is performed by each respective ship owner.

Active risk management is an important part of its business model. Pangaea believes its active risk management allows it to reduce the sensitivity of its earnings to market fluctuations and helps it to secure its long-term profitability. Pangaea manages its market risk primarily through chartering in vessels for periods of less than 9 months. Pangaea further manages its market exposure through a portfolio approach based upon owned vessels, chartered-in vessels, COAs, voyage charters, and time charters. Pangaea tries to identify routes and ports for efficient bunkering to minimize its fuel expense. Pangaea also seeks to hedge a portion of its exposure to changes in the price of marine fuels, or bunkers. Pangaea has also entered into interest rate swap agreements to fix a portion of its interest rate exposure.

Pangaea’s operating income increased from $9.8 million over the six months ended June 30, 2013 to $13.4 million for the six months ended June 30, 2014. Net income attributable to Pangaea increased from $4.6 million for the six months ended June 30, 2013 to $7.8 million for the six months ended June 30, 2014.

Pangaea’s operating income increased from $3.3 million from the three months ended June 30, 2013 to $3.4 million for the three months ended June 30, 2014. Net income attributable to Pangaea increased from $0.1 million for the three months ended June 30, 2013 to $1.2 million for the three months ended June 30, 2014.

Pangaea’s operating income increased from $6.5 million in the fiscal year ended December 31, 2011 to $19.6 million in the fiscal year ended December 31, 2012 and to $21.4 million in the fiscal year ended December 31, 2013. Net income attributable to Pangaea Logistics Solutions Ltd. increased from $3.8 million in the fiscal year ended December 31, 2011 to $13.9 million in the fiscal year ended December 31, 2012 and to $15.5 million in the fiscal year ended December 31, 2013.

Pangaea’s Competitive Strengths

Pangaea believes that it possesses a number of competitive strengths in its industry, including:

•	Expertise in niche markets and routes. Over the past five years, Pangaea has developed expertise and a major presence in selected niche markets and less commoditized routes, especially the Baltic Sea in winter, the Northern Sea Route between Europe and Asia in summer, and the trade route between Jamaica and the United States, as well as selected ports, particularly in Newfoundland, Venezuela, and Brazil. Pangaea believes that there is less competition to carry “minor,” as compared to traditional “major,” bulk cargoes, and, similarly, there is less competition on less commoditized routes. Pangaea believes that its experience in carrying a wide range of cargoes and transiting less common routes and ports increases its likelihood of securing higher rates and margins than those available for more commoditized cargoes and routes. Pangaea believes it operates assets well suited to certain of these routes, including two Japanese built ice-1A classed Panamax vessels and two Korean built ice-1A classed Handymax vessels. The majority of its fleet is chartered in and Pangaea selects these vessels to match the cargo and port characteristics of their nominated voyages. Pangaea has experience operating in all regularly operating dry bulk loading and discharge ports globally.
•	Enhanced vessel utilization and profitability through strategic backhaul and triangulation methods. Pangaea has enhanced vessel utilization and profitability through selecting COAs and other contracts to carry cargo on what would normally be backhaul or ballast legs. In contrast to the typical practice of incurring charter hire and bunker costs to position an empty vessel in a port or area where cargo is normally loaded, Pangaea instead actively works with its customers to secure cargoes for discharge in loading areas. Pangaea’s practice allows it to position vessels for loading at lower costs than Pangaea would bear if Pangaea positioned such vessels by traveling unladen or if Pangaea chartered in vessels in a loading area. Pangaea believes that this focus on backhaul cargoes permits them to benefit from ballast bonuses that are paid to position vessels for fronthaul cargoes or, alternatively, to collect a premium for delivering ships that are in position for fronthaul cargoes.

•	Strong relationships with major industrial customers. Pangaea has developed strong commercial relationships with a number of major industrial customers, including Cargill, Tata Steel, Glencore Xstrata, Noranda and Duferco. These customer relationships are based upon Pangaea’s general industry reputation and specific history of service to the customer. Pangaea believes that these relationships help it generate recurring business with such customers which, in some cases, is formalized through contracts for repeat business. Pangaea also believes that these relationships can help create new opportunities. Although many of these relationships have extended over a period of years, there is no assurance that such relationships or business will continue in the future. Repeat customers, measured as having shipping days in three or more years of the trailing four years, represented nearly 58% of its total shipping days for the trailing four year period ended June 30, 2014, 59% of its total shipping days for the trailing four year period ended December 31, 2013, as compared to 56% and 46% of its total shipping days for comparable periods ended December 31, 2012 and 2011. In addition, Pangaea believes that its familiarity with local regulations and market conditions at its serviced ports, particularly in Venezuela, Newfoundland, and Jamaica, provides it with a strong competitive advantage and allows it to attract new customers and secure recurring business.
•	In-house commercial and technical management capability. Pangaea’s in-house vessel management team consists of experienced professionals who continuously monitor and oversee the maintenance of its owned vessels, including the superintendence of maintenance, repairs, improvements, drydocking and crewing. Pangaea believes this capability helps it to exercise better quality control over its vessels and reduce vessel operating costs and unscheduled off-hire days. Pangaea believes that its in-house expertise also enables it to evaluate and operate older vessels effectively.
•	Strong Alignment and Transparency. Pangaea observes that many publicly traded shipping companies rely on service providers affiliated with senior management or dominant shareholders for fundamental activities. Beyond the operational benefits to its customers of integrated commercial and technical management, Pangaea believes that its shareholders are benefited by its strategy of performing those activities in-house. Related to these efforts to maximize alignment of interest, Pangaea believes that the associated transparency of ownership and authority will be attractive to current and prospective shareholders. Consistent with the foregoing, Pangaea’s only related party transactions with senior management are for rental income on its headquarters and principal and interest obligations for cash loaned to Pangaea by management, both on terms approved by third parties not affiliated with management.
•	Experienced management team. The day-to-day operations of a transportation logistics services company requires close coordination among customers, land based-transportation providers and port authorities around the world. Its efficient operation depends on the experience and expertise of management at all levels, from vessel acquisition and financing strategy to oversight of vessel technical operations and cargo loading and discharge. Pangaea has a management team of senior executive officers and key employees with extensive experience and relationships in the commercial, technical, and financial areas of the drybulk shipping industry. Members of its management team and key employees have on average over 25 years of shipping experience.
•	Risk-management discipline. Pangaea believes its risk management allows it to reduce the sensitivity of its earnings to market changes and lower the risk of losses. Pangaea manages its risks primarily through short-term charter-in agreements of less than nine months, FFAs, fuel hedges and modest leverage. Pangaea believes that shorter-term charters permit it to adjust its variable costs to match demand more rapidly than if Pangaea chartered in those vessels for longer periods. Pangaea often seeks to manage the risks of higher rates for certain future voyages by purchasing and selling FFAs to limit the impact of changes in chartering rates. Similarly, Pangaea often seeks to manage the risks of more expensive bunkers through bunker hedging transactions. Finally, Pangaea believes that its expected income related to COAs is sufficient to satisfy obligations related to its owned fleet.

Pangaea’s Business Strategies

Pangaea’s principal business objectives are to profitably grow its business and increase shareholder value. Pangaea expects to achieve these objectives through the following strategies:

•	Focus on increasing strategic COAs. Pangaea intends to increase its COA business, in particular, COAs for cargo discharge in traditional loading areas, by leveraging its relationships with existing customers and attracting new customers. Pangaea believes that its dedication to solving its customer’s transportation problems, reputation and experience in carrying a wide range of cargoes and transiting less common routes and ports increases its likelihood of securing strategic COAs.
•	Expand capacity and flexibility by increasing its owned fleet. Pangaea is continually looking to acquire additional high-quality vessels suited for its business strategy, the needs of its customers and the growth opportunities Pangaea has identified. Pangaea plans to increase its controlled fleet (the vessels that Pangaea owns or have an ownership interest in) from 14 to 18 by the end of 2016 after taking into account the sale of two vessels in 2014. Pangaea has entered into shipbuilding contracts for the construction of six ships, including four Ice-Class 1A Panamax newbuildings, for which Pangaea expects keel laying to occur in 2014 and to take delivery of in 2014 and 2015, and two Ice-Class 1C Ultramax newbuildings, for which Pangaea expects keel laying and delivery to occur in 2016. Pangaea believes that its experience as a reliable and serious counterparty in the purchase and sale market for second-hand vessels positions it as a candidate for acquisition of high quality vessels. Pangaea expects to use a portion of the proceeds available to Holdco upon consummation of the mergers to acquire additional vessels over time.
•	Expand operations in Southeast Asia and the Middle East. Pangaea intends to expand its operations and presence in Southeast Asia and the Middle East to better access customers in these high growth regions. Pangaea believes that expanding its network of offices will allow it to meet more regularly with existing and potential customers and increase its shipping days as a result. Pangaea opened an office in Singapore in 2013.
•	Increase backhaul focus and fleet efficiency. Pangaea intends to continue to focus on backhaul cargoes, including backhaul cargoes associated with COAs, to reduce ballast days and increase expected earnings for well-positioned vessels. In addition, Pangaea intends to continue to charter in vessels for periods of less than nine months to permit it to match its variable costs to demand. Pangaea believes that increased vessel utilization and positioning efficiency will enhance its profitability.
•	Maintain moderate balance sheet leverage. In the future, Pangaea expects to incur additional indebtedness to expand its fleet and operations. Pangaea expects to repay existing and future debt from time to time with cash flow from operations or from the net proceeds of asset sales and future security issuances. Pangaea intends to limit the amount of indebtedness that Pangaea has outstanding relative to its assets and cashflow and will seek to maintain indebtedness at levels lower than many publicly traded drybulk ship owning companies to reduce risks associated with high leverage.

Pangaea’s Customers

Pangaea provides its logistics services to a broad base of industrial customers who require the transportation of a wide variety of drybulk cargoes, including grains, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite and limestone. Pangaea’s clients comprise producers, consumers and traders of commodities, including Bunge, RioTinto, and Glencore Xstrata. During the years ended December 31, 2013 and 2012, no single customer accounted for more than 10% of its revenues. For the year ended December 31, 2011, revenue from one customer accounted for 16% of total revenue and no other single customer accounted for more than 10% of total revenue.

Management

Pangaea’s management team consists of senior executive officers and key employees with decades of experience in the commercial, technical, management and financial areas of the logistics and shipping industries. Its Co-Founder and Chief Executive Officer, Edward Coll, has over 35 years of experience in the drybulk shipping industry. Other members of its management team and key employees, Anthony Laura, Claus

Boggild, Christian Bonfils, Mads Boye Petersen, Peter Koken, Robert Seward, Fotis Doussopoulos, and Gianni Del Signore, have an average of more than 25 years of experience in the shipping industry. Pangaea believes its management team is well respected in the drybulk sector of the shipping industry and, over the years, has developed strong commercial relationships with industrial customers and lenders. Pangaea believes that the experience, reputation and background of its management team will continue to be key factors in its success.

Pangaea provides logistics transportation services and commercially manages its fleet primarily from offices in Newport, Rhode Island and Copenhagen, Denmark, as well as from its offices in Rio de Janeiro, Brazil and Singapore. Logistics services and commercial management include identifying cargo for transportation, voyage planning, managing relationships, identifying vessels to charter in, and operating such vessels. The technical management of its owned vessels is performed primarily from its office in Athens, Greece. Pangaea believes in-house technical management of its owned fleet allows it to have better control over costs and maintenance than Pangaea could obtain from third-party managers. Pangaea’s technical management personnel have experience in the complexities of oceangoing vessel operations, including the supervision of maintenance, repairs, improvements, drydocking and crewing.

Operations and Assets

Pangaea is a service business and its customers select it where they believe Pangaea adds and creates value for them. To add value, Pangaea works with its customers to provide a range of logistics services beyond the traditional loading, carriage and discharge of cargoes. For example, Pangaea works with certain customers to review their contractual delivery terms and conditions, permitting those customers to reduce costs and risks while accelerating payments. As another example, one of its customers is heavily dependent upon a port that was insufficiently supported by port pilots for the approach to port. To permit a large expansion of its services for this client, Pangaea formed a separate pilots association to increase the number of available pilots and improve access to the port. As a result of efforts such as these, in some cases Pangaea is the de facto transportation department for certain clients.

Its core offering is the safe, reliable, and timely loading, carriage, and discharge of cargoes for customers. This offering requires identifying customers, agreeing on the terms of service, selecting a vessel to undertake the voyage, working with port personnel to load and discharge cargo, and documenting the transfers of title upon loading or discharge of the cargo. As a result, Pangaea spends significant time and resources to identify and retain customers and source potential cargoes in its areas of operation. To further expand its customer base and potential cargoes, Pangaea has developed expertise in servicing ports and routes subject to severe ice conditions, including the Baltic Sea and the Northern Sea Route. Pangaea’s subsidiary, NBC, is an adviser to the European Commission on Arctic maritime issues.

To support its services, Pangaea operates a fleet of owned vessels which Pangaea technically manages with a dedicated in-house team based in Athens, Greece. As of June 30, 2014, these vessels are described in the table below:

Vessel Name	Type	DWT	Year Built	Yard	Rightship Stars	Type of Employment Charter
Newbuild 6*	Ultramax (Ice Class 1C)	59,000	2016	Oshima Shipbuilding	N/A	N/A
Newbuild 5*	Ultramax (Ice Class 1C)	59,000	2016	Oshima Shipbuilding	N/A	N/A
m/v Nordic Oasis*	Panamax (Ice Class 1A)	74,000	2015	Oshima Shipbuilding	N/A	N/A
m/v Nordic Olympic*	Panamax (Ice Class 1A)	74,000	2015	Oshima Shipbuilding	N/A	N/A
m/v Nordic Odin*	Panamax (Ice Class 1A)	74,000	2015	Oshima Shipbuilding	N/A	N/A
m/v Nordic Oshima*	Panamax (Ice Class 1A)	74,000	2014	Oshima Shipbuilding	N/A	N/A
m/v Nordic Orion	Panamax (Ice Class 1A)	74,603	2011	Oshima Shipbuilding	5 star	NBC(1)
m/v Nordic Odyssey	Panamax (Ice Class 1A)	74,750	2010	Oshima Shipbuilding	5 star	NBC(1)
m/v Bulk Trident	Supramax	52,514	2006	Tsuneishi Heavy Industries (Cebu)	5 star	PBC(2)
m/v Bulk Newport	Supramax	52,587	2003	Shin Kurushima Toyohashi	5 star	PBC(2)
m/v Bulk Beothuk	Supramax	50,992	2002	Oshima Shipbuilding	4 star	PBC(2)
m/v Bulk Juliana	Supramax	52,510	2001	Shin Kurushima Toyohashi	5 star	PBC(2)
m/v Bulk Pangaea	Panamax	73,700	1999	Sumitomo Shipbuilding	4 star	PBC(2)
m/v Bulk Liberty**	Handymax	46,747	1998	Sanoyas Hishino Meisho Corp.	4 star	PBC(2)
m/v Bulk Patriot	Panamax	70,165	1996	Sumitomo Shipbuilding	4 star	PBC(2)

Vessel Name	Type	DWT	Year Built	Yard	Rightship Stars	Type of Employment Charter
m/v Nordic Bothnia	Handymax (Ice Class 1A)	43,706	1995	Daewoo	4 star	NBC(3)
m/v Nordic Barents	Handymax (Ice Class 1A)	43,702	1995	Daewoo	4 star	NBC(3)
m/v Bulk Discovery	Panamax	69,349	1989	Tsuneishi Shipbuilding	4 star	PBC(2)
m/v Bulk Cajun	Panamax	66,917	1984	Mitsubishi	2 star***	PBC(2)

*	These vessels are currently under construction and with the expected delivery date listed in the build year column. For Newbuild 5 and Newbuild 6, the name of the vessel will be determined at the delivery date.
**	During the three months ended March 31, 2014, Pangaea identified two vessels as candidates for sale. For more information, please read “Pangaea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
***	4-star status expected by September 2014.
(1)	This vessel is time-chartered to Nordic Bulk Carriers A/S (“NBC”), a wholly-owned subsidiary of Nordic Bulk Holding ApS (“NBH”), a corporation that was duly organized in March 2009 under the laws of Denmark. The primary purpose of NBC is to manage and operate vessels. NBC specializes in ice trading, as well as the carriage of a wide range of commodities, including cement clinker, steel scrap, fertilizers, and grains. Pangaea has a 51% ownership interest in NBH at June 30, 2014. This vessel is chartered at a fixed rate of $15,500, plus 50% of the profit in excess of $15,500.
(2)	This vessel is operated by Pangaea's wholly-owned subsidiary, Phoenix Bulk Carriers (BVI) Ltd. (“PBC”).
(3)	This vessel is operated by NBC. The time-charter rate is currently $7,000 per day, renews on a yearly basis at renegotiated terms, and expires no sooner than December 2019.

Pangaea believes that in-house technical management affords high quality service on attractive terms because of the strong alignment of its technical managers and its commercial and operational objectives. In addition, in-house technical management permits Pangaea to review potential vessel acquisitions quickly and with a clear understanding of its trading requirements as well as high sensitivity to the costs of owning and operating the vessel over time.

Pangaea owns its vessels through separate wholly-owned subsidiaries and through joint venture entities with other owners, which Pangaea consolidates as variable interest entities in its consolidated financial statements. Pangaea’s two Ice-Class 1A Panamax vessels, the m/v Nordic Orion and the m/v Nordic Odyssey, are owned by Nordic Bulk Holding Company Ltd., (“NBHC”), a corporation that was duly organized under the laws of Bermuda. NBHC was established in October 2012, together with a third-party, for the purpose of owning Bulk Nordic Odyssey Ltd. (“Odyssey”) and Bulk Nordic Orion Ltd. (“Orion”) and to invest in additional vessels, through wholly-owned subsidiaries. At June 30, 2014, Pangaea had a one-third ownership interest in NBHC, the remainder of which is owned by third-parties. Bulk Nordic Oshima Ltd. (“Oshima”), Bulk Nordic Olympic Ltd. (“Olympic”), Bulk Nordic Odin Ltd (“Odin”) and Bulk Nordic Oasis Ltd. (“Oasis”) were organized under the laws of Bermuda for the purpose of owning the new Ice Class 1A Panamax vessels currently under construction. Oshima, Olympic, Odin and Oasis are wholly-owned subsidiaries of NBHC. These vessels will be chartered to NBC at a fixed rate, plus 50% of the profit in excess of the fixed rate. Pangaea expects to take delivery of these vessels in 2014 and 2015.

Pangaea owns 50% of Nordic Bulk Ventures Holding Company Ltd., (“BVH”), a corporation that was duly organized under the laws of Bermuda. BVH was established in August 2013, together with a third-party, for the purpose of owning Bulk Nordic Five Ltd. (“Five”) and Bulk Nordic Six Ltd. (“Six”). Five and Six are corporations that were duly organized under the laws of Bermuda in November 2013 for the purpose of owning new ultramax newbuildings to be delivered in 2016. At June 30, 2014, Pangaea had a 50% ownership interest in BVH, the remainder of which is owned by a third-party.

The m/v Bulk Cajun is owned 90% by Pangaea and the remaining 10% is owned by certain employees of Seamar through Virginia Holding.

In addition to its owned fleet, Pangaea operates chartered-in Panamax, Supramax, Handymax and Handysize drybulk carriers. On average, over the past three years, Pangaea has owned or employed a fleet of approximately 35 – 50 vessels at any one time. In 2011, Pangaea owned interests in 6 vessels and chartered in an additional 199 for one or more voyages. In 2012, Pangaea owned interests in 8 vessels and chartered in an additional 237 for one or more voyages. In 2013, Pangaea owned interests in 12 vessels and chartered in an additional 215 for one or more voyages. Pangaea generally charters in third-party vessels for periods of less than six months and, in all cases, less than nine months. Chartered-in contracts are negotiated through brokers, who are paid commission on a percentage basis. Pangaea believes that shorter-term charters afford it flexibility to match its variable costs to its customers’ service requirements. Pangaea also believes that this combination of owned and chartered-in vessels helps it to more efficiently match its customer demand than Pangaea could with only owned vessels or an entirely chartered-in fleet. Pangaea does not charter-in any vessels under speculative arrangements.

Corporate Structure

Pangaea is a holding company incorporated under the laws of Bermuda on June 17, 2008. Pangaea owns its vessels through separate wholly-owned subsidiaries and through joint venture entities, which Pangaea consolidates as variable interest entities, incorporated in Bermuda and Denmark. In addition, Pangaea rents office space from an affiliated company of theirs that is formed in Delaware, which Pangaea also consolidates as a variable interest entity. Furthermore, certain of its wholly-owned subsidiaries that are organized in Bermuda, British Virgin Islands, Panama, and Delaware provide it with vessel management services and administrative support.

Pangaea’s principal executive headquarters is located at 109 Long Wharf, Newport, Rhode Island 02840, and its phone number at that address is (401) 846-7790. Pangaea also has offices in Copenhagen, Denmark, Athens, Greece, Rio de Janeiro, Brazil and Singapore. Pangaea’s corporate website address is http://www.pangaeals.com. The information contained on or accessible from its corporate website is not part of this supplement.

Pangaea’s consolidated subsidiaries are as follows:

Company Name	Country of Organization	Proportion of Ownership Interest
Phoenix Bulk Carriers (BVI) Limited (“PBC”)	British Virgin Islands	100%(A)
Phoenix Bulk Management Bermuda Limited	Bermuda	100%(B)
Americas Bulk Transport (BVI) Limited	British Virgin Islands	100%(C)
Bulk Ocean Shipping (Bermuda) Ltd.	Bermuda	100%(D)
Phoenix Bulk Carriers (US) LLC	Delaware	100%(E)
Allseas Logistics Bermuda Ltd.	Bermuda	100%(F)
Bulk Pangaea Limited (“Bulk Pangaea”)	Bermuda	100%(G)
Bulk Discovery (Bermuda) Ltd. (“Bulk Discovery”)	Bermuda	100%(G)
Bulk Cajun Bermuda Ltd. (“Bulk Cajun”)	Bermuda	90%(G)
Bulk Patriot Ltd. (“Bulk Patriot”)	Bermuda	100%(G)
Bulk Juliana Ltd. (“Bulk Juliana”)	Bermuda	100%(G)
Bulk Trident Ltd. (“Bulk Trident”)	Bermuda	100%(G)
Bulk Atlantic Ltd. (“Bulk Beothuk”)	Bermuda	100%(G)
Bulk Providence Ltd. (“Bulk Providence”)	Bermuda	100%(G)
Bulk Liberty Ltd. (“Bulk Liberty”)	Bermuda	100%(G)
Bulk Phoenix Ltd. (“Bulk Newport”)	Bermuda	100%(G)
Nordic Bulk Barents Ltd. (“Bulk Barents”)	Bermuda	100%(G)
Nordic Bulk Bothnia Ltd. (“Bulk Bothnia”)	Bermuda	100%(G)
Nordic Bulk Carriers A/S (“NBC”)	Denmark	51%(H)
Nordic Bulk Holding ApS (“NBH”)	Denmark	51%(H)
109 Long Wharf LLC (“Long Wharf”)	Delaware	0%(I)
Bulk Nordic Odyssey Ltd. (“Odyssey”)	Bermuda	33%(G)
Bulk Nordic Orion Ltd. (“Orion”)	Bermuda	33%(G)

Company Name	Country of Organization	Proportion of Ownership Interest
Bulk Nordic Oshima Ltd. (“Oshima”)	Bermuda	33%(G)
Bulk Nordic Odin Ltd. (“Odin”)	Bermuda	33%(G)
Bulk Nordic Olympic Ltd. (“Olympic”)	Bermuda	33%(G)
Bulk Nordic Oasis Ltd. (“Oasis”)	Bermuda	33%(G)
Nordic Bulk Holding Company Ltd. (“NBHC”)	Bermuda	33%(J)
Bulk Nordic Five Ltd. (“Five”)	Bermuda	50%(G)
Bulk Nordic Six Ltd. (“Six”)	Bermuda	50%(G)
Nordic Bulk Ventures Holding Company Ltd. (“BVH”)	Bermuda	50%(K)

(A)	The primary purpose of this corporation is to manage and operate ocean going vessels.
(B)	The primary purpose of this entity is to perform certain administrative management functions that have been assigned by PBC.
(C)	The primary purpose of this corporation is to provide logistics services to customers by chartering, managing and operating ships.
(D)	The primary purpose of this corporation is to manage the fuel procurement of the chartered vessels.
(E)	The primary purpose of this corporation is to act as the U.S. administrative agent for Pangaea.
(F)	The primary purpose of this corporation is the Treasury Agent for Pangaea.
(G)	The primary purpose of these entities is owning bulk carriers.
(H)	The primary purpose of NBC is to provide logistics services to customers by chartering, managing and operating ships. NBH is the holding company of NBC.
(I)	109 Long Wharf LLC is a limited liability company owned by the Pangaea security holders that was duly organized under the laws of Delaware for the objective and purpose of holding real estate located in Newport, Rhode Island.
(J)	The primary purpose of this entity is owning bulk carriers through wholly-owned subsidiaries. Pangaea’s interest in Odyssey and Orion is through NBHC.
(K)	The primary purpose of this entity is owning bulk carriers through wholly-owned subsidiaries. Pangaea’s interest in Five and Six is through BVH.

PANGAEA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial and Operating Data” and the accompanying financial statements and related notes included in the Joint Proxy Statement/Prospectus and elsewhere in this supplement. The following discussion contains forward-looking statements that reflect Pangaea’s future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Pangaea’s control. Pangaea’s actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements” contained in the Joint Proxy Statement/Prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Pangaea

Pangaea is an established, growth-oriented global logistics company providing seaborne drybulk transportation services. Pangaea was incorporated in Bermuda on June 17, 2008, and is headquartered in Newport, Rhode Island. Pangaea also maintains offices in Copenhagen, Denmark, Athens, Greece, Rio de Janeiro, Brazil and Singapore.

Pangaea utilizes its logistics expertise to service a broad base of industrial customers who require the transportation of a wide variety of drybulk cargoes, including grains, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite and limestone. In particular, Pangaea has historically focused on backhaul routes. Pangaea derives substantially all of its revenue from contracts of affreightment, also known as COAs, voyage charters, and time charters, with the majority of Pangaea's revenues derived from COAs and voyage charters due to Pangaea's focus on carrying cargo for its customers. Backhaul routes allow Pangaea to reduce ballast days and, instead, earn revenues at times and on routes that are typically travelled without paying cargo. Pangaea's predecessor company first concentrated on the backhaul carriage of pig iron, complemented by the fronthaul carriage of grains, and Pangaea remains the largest transporter of pig iron in the world.

Pangaea uses a mix of owned and chartered-in vessels to transport more than 19.5 million dwt of cargo to more than 190 ports around the world, averaging over 44 vessels in service during 2013. The majority of its fleet is chartered-in on short-term charters of less than 9 months. Pangaea believes that these shorter-term charters afford it more flexibility to match its variable costs to its customers’ service requirements, allowing Pangaea to respond to changes in market demand and limiting its exposure to changes in prevailing charter rates. In addition to Pangaea’s chartered-in fleet, over the past several years it acquired interests in 14 vessels and placed orders for the construction of six additional vessels, all at prices that Pangaea believes will permit it to operate profitably through a range of cargo rate environments. These vessels are and will be used to serve Pangaea’s customers’ cargo transportation needs. Among these vessels are six Ice-Class 1A Panamax vessels that are currently the only dry bulk vessels of their size rated to operate on the Northern Sea Route and the severe ice conditions of the Baltics in winter. Pangaea believes that a combination of owned and chartered-in vessels help it to more efficiently match its customer demand than it could with an entirely owned fleet or an entirely chartered-in fleet.

The technical management of Pangaea’s owned fleet is performed in-house. Pangaea believes its in-house management provides better service and pricing than is otherwise available, reduces time out of service, and best enhances the service value of the owned fleet. The technical management for Pangaea’s chartered-in vessels is performed by each respective ship owner.

Active risk management is an important part of Pangaea’s business model. Pangaea believes its active risk management allows it to reduce the sensitivity of its revenues to market fluctuations and helps it to secure its long-term profitability. Pangaea manages its market risk primarily through chartering in vessels for periods of less than 9 months. Pangaea further manages its market exposure through a portfolio approach based upon owned vessels, chartered-in vessels, COAs, voyage charters, and time charters. Pangaea tries to identify routes and ports for efficient bunkering to minimize its fuel expense. Pangaea also seeks to hedge a portion of its exposure to changes in the price of marine fuels, or bunkers. Pangaea has also entered into interest rate swap agreements to fix a portion of its interest rate exposure.

Critical Accounting Policies

The discussion and analysis of Pangaea’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires Pangaea to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues, expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions and conditions. Significant estimates include the establishment of the allowance for doubtful accounts, the fair value of convertible redeemable preferred stock and the estimate of salvage value used in determining vessel depreciation expense.

Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. The critical accounting policies are revenue recognition, deferred revenue, allowance for doubtful accounts, vessels and depreciation, long-lived assets impairment considerations, and the fair value of convertible redeemable preferred stock transactions. For a description of all of Pangaea’s significant accounting policies, see Note 2 to Pangaea’s consolidated financial statements appearing in the Joint Proxy Statement/Prospectus and elsewhere in this supplement.

Revenue Recognition.  Voyage revenues represent revenues earned by Pangaea, principally from voyage charters. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Under a voyage charter, the revenues are earned and recognized ratably over the duration of the voyage. Estimated losses under a voyage charter are provided for in full at the time such losses become probable. Demurrage, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage revenues arise, and is also earned and recognized ratably over the duration of the voyage to which it pertains. Voyage revenue recognized is presented net of address commissions.

Charter revenues relate to a time charter arrangement under which Pangaea is paid charter hire on a per-day basis for a specified period of time. Revenues from time charters are earned and recognized on a straight-line basis over the term of the charter, as the vessel operates under the charter.

Deferred Revenue.  Billings for services for which revenue is not recognized in the current period are recorded as deferred revenue. All deferred revenue recognized in the accompanying consolidated balance sheets is expected to be realized within 12 months of the balance sheet date.

Allowance for Doubtful Accounts.  Pangaea provides a specific reserve for significant outstanding accounts that are considered potentially uncollectible in whole or in part. In addition, Pangaea establishes a reserve equal to approximately 25% of accounts receivable balances that are 30 – 180 days past due and approximately 50% of accounts receivable balances that are 180 or more days past due, and which are not otherwise reserved. The reserve estimates are adjusted as additional information becomes available, or as payments are made.

Vessels and Depreciation.  Vessels are stated at cost, which includes contract price and acquisition costs. Significant betterments to vessels are capitalized; maintenance and repairs that do not improve or extend the lives of the vessels are expensed as incurred. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels based on cost less salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate of $375 per ton which was determined by reference to quoted rates and is reviewed annually. Pangaea estimates the useful life of its vessels to be 25 years to 30 years from the date of initial delivery from the shipyard. The remaining estimated useful lives of the current fleet are 3 – 24 years. Pangaea does not incur depreciation expense when vessels are taken out of service for drydocking.

Drydocking Expenses and Amortization.  Significant upgrades made to the vessels during drydocking are capitalized when incurred and amortized on a straight-line basis over the five year period until the next drydocking. Costs capitalized as part of the drydocking include direct costs incurred to meet regulatory requirements that add economic life to the vessel, that increase the vessel’s earnings capacity or which improve the vessel’s efficiency. Direct costs include the shipyard costs, parts, inspection fees, steel, blasting and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss on sale.

Long-lived Assets Impairment Considerations.  The carrying values of Pangaea’s vessels may not represent their fair market value or the amount that could be obtained by selling the vessel at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the pricing of new vessels. Historically, both charter rates and vessel values tend to be cyclical. The carrying value of each group of vessels (allocated by size and major characteristic or trade), which are classified as held and used by Pangaea, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of a particular group may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the group and its eventual disposition is less than its carrying value. This assessment is made at the group level, which represents the lowest level for which identifiable cash flows are largely independent of other groups of assets. The asset groups established by Pangaea are defined by vessel size and major characteristic or trade.

The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis include Pangaea’s estimate of future TCE rates based on current rates under existing charters and contracts or an index TCE rate applicable to the size of the ship. When existing contracts expire, Pangaea uses the latest index rate available and extends these rates out to the end of the vessel’s useful life. As previously noted, TCE rates decreased approximately 27% from 2011 through the third quarter of 2013, at which time TCE rates began to increase. This trend continued into the first quarter of 2014, during which time rates were approximately 16% higher than the first quarter of 2013. Rates fell again in the second quarter of 2014, but remained an average of 5% higher than the same period of 2013. This volatility in TCE rates may affect the fair value of Pangaea’s vessels and may have a significant impact on Pangaea’s ability to recover the carrying amount of its fleet. Accordingly, the volatility is contemplated in the undiscounted projected net operating cash flow analysis by using a sensitivity analysis based on percent changes in the TCE rates. Pangaea prepares a series of scenarios in an attempt to capture the range of possible trends and outcomes. For example, in the event that TCE rates over the estimated useful lives of the entire fleet are 10% lower than expected, the impact on the total undiscounted projected net operating cash flow would be a decrease of 57%. Projected net operating cash flows are net of brokerage and address commissions and assume no revenue on scheduled off-hire days. Pangaea uses the current vessel operating expense budget, estimated costs of drydocking and historical general and administrative expenses as the basis for its expected outflows, and applies an inflation factor it considers appropriate. The net of these inflows and outflows, plus an estimated salvage value, constitutes the projected undiscounted future cash flows. If these projected cash flows do not exceed the carrying value of the asset group, an impairment charge would be recognized.

At June 30, 2014, Pangaea identified a potential impairment indicator by reference to industry-wide estimated market values of all vessels in the size range and age corresponding to its vessel groups. As a result, Pangaea evaluated each group for impairment by estimating the total undiscounted cash flows expected to result from the use of the group and its eventual disposal. At June 30, 2014, the estimated undiscounted future cash flows exceeded the carrying value of the groups in the consolidated balance sheets and therefore, Pangaea did not recognize a charge to impairment.

The table set forth below indicates the purchase price of Pangaea’s vessels and the carrying value of each vessel as of June 30, 2014.

(In thousands of U.S. dollars)

Vessel Name	Date Acquired	Size	Purchase Price	Carrying Value
m/v Nordic Orion	April 2012	PMX-1A	$32,000.0	$30,209.6
m/v Nordic Odyssey	April 2012	PMX-1A	32,000.0	29,730.4
m/v Bulk Trident	September 2012	SMX	17,010.3	16,745.6
m/v Bulk Newport	September 2013	SMX	15,546.0	15,027.4
m/v Bulk Beothuk	February 2013	SMX	14,196.9	13,431.3
m/v Bulk Juliana	April 2012	SMX	14,750.0	14,208.4
m/v Bulk Pangaea(1)	December 2009	PMX	26,500.0	20,374.2
m/v Bulk Liberty(2)	September 2013	HMX	9,392.6	9,217.4
m/v Bulk Patriot(1)	October 2011	PMX	15,350.0	13,120.0
m/v Nordic Bothnia	January 2014	HMX-1A	7,640.0	7,349.3
m/v Nordic Barents	March 2014	HMX-1A	7,640.0	8,077.2
m/v Bulk Discovery(1)	March 2011	PMX	15,200.0	12,282.1
m/v Bulk Cajun(1)	June 2011	PMX	6,960.0	6,224.9
Total			$214,185.8	$196,077.8

(1)	At June 30, 2014, the aggregate carrying value of m/v Bulk Cajun, m/v Bulk Discovery, m/v Bulk Pangaea and the m/v Bulk Patriot is approximately $53.5 million, which is higher than the aggregated estimated market value of $33.7 million. As such, Pangaea has reviewed each vessel group in the fleet and determined that the undiscounted sum of cash flows that will result from the use and disposal of each of its vessel groups exceed the carrying value of the vessel groups. Therefore, no charge to impairment is required.
(2)	During the three months ended March 31, 2014, Pangaea identified two vessels as candidates for sale. The proceeds of the sales are intended to be used to finance the newbuilding program and/or to acquire additional tonnage. Pangaea sold the m/v Bulk Providence on May 27, 2014. The selling price of the vessel was approximately $13.1 million after brokerage costs and Pangaea recorded a gain of approximately $2.3 million in connection with the sale. Pangaea sold the m/v Bulk Liberty on July 4, 2014. The selling price of the vessel was approximately $12.8 million after brokerage costs and Pangaea expects to record a gain of approximately $1.7 million in connection with the sale.

The table set forth below indicates the total cost of Pangaea’s newbuildings on order and the carrying value of each vessel as of June 30, 2014. As of June 30, 2014, Pangaea had deposits of $35.4 million for the purchase of these newbuildings.

(In thousands of U.S. dollars)

Vessel Name	Expected Delivery Date	Size	Total Cost	Carrying Value
m/v Nordic Oshima	Q4 2014	PMX-1A	$32,625.0	N/A
m/v Nordic Odin	Q1 2015	PMX-1A	32,625.0	N/A
m/v Nordic Olympic	Q1 2015	PMX-1A	32,600.0	N/A
m/v Nordic Oasis	Q1 2016	PMX-1A	32,600.0	N/A
Newbuild 5*	Q4 2016	UMX-1C	28,950.0	N/A
Newbuild 6*	Q4 2016	UMX-1C	28,950.0	N/A
Total			$188,350.0	N/A

*	The name of the vessel will be determined at the delivery date.

Convertible Redeemable Preferred Stock.  Pangaea classifies its convertible redeemable preferred stock as a separate item from permanent equity because it is redeemable outside of Pangaea’s control (at the option of the preferred stockholders). Pangaea recorded such convertible redeemable preferred stock at fair value upon issuance, net of any issuance costs. The value of the convertible redeemable preferred stock was determined based on a lattice model, which includes the use of various assumptions, such as cash flow projections, the equity value of peer group companies and volatility rates. Any beneficial conversion features are recognized as convertible redeemable preferred stock discounts and the discount is accreted to additional paid-in-capital through the earliest possible redemption date.

Important Financial and Operational Terms and Concepts

Pangaea uses a variety of financial and operational terms and concepts when analyzing its performance. These include revenue recognition, deferred revenue, allowance for doubtful accounts, vessels and depreciation, long-lived assets impairment considerations, and the fair value of convertible redeemable preferred stock transactions, as defined above as well as the following:

Voyage Expenses.  Pangaea incurs expenses for voyage charters, including bunkers (fuel), port charges, canal tolls, broker commissions and cargo handling operations, which are expensed as incurred.

Charter Expenses.  Pangaea relies on a combination of owned and chartered-in vessels to support its operations. Pangaea hires vessels under time charters, and recognizes the charter hire payments as an expense on a straight-line basis over the term of the charter. Charter hire payments are typically made in advance, and the unrecognized portion is reflected as advance hire in the accompanying consolidated balance sheets. Under the time charters, the vessel owner is responsible for the vessel operating costs such as crews, maintenance and repairs, insurance, and stores.

Vessel Operating Expenses.  Vessel operating expenses represent the cost to operate Pangaea’s owned vessels. Vessel operating expenses include crew hire and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees. These expenses are recognized as incurred. Pangaea entered into technical management agreements for each of its owned vessels with an equity method investee. Technical management services include day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, arranging the hire of crew, and purchasing stores, supplies, and spare parts.

Fleet Data.  Pangaea believes that the measures for analyzing future trends in its results of operations consist of the following:

•	Shipping days. Pangaea defines shipping days as the aggregate number of days in a period during which its vessels are performing either a voyage charter (voyage days) or a time charter (time charter days).
•	Daily vessel operating expenses. Pangaea defines daily vessel operating expenses as vessel operating expenses divided by ownership days for the period. Vessel operating expenses include crew hire and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees.
•	Chartered in days. Pangaea defines chartered in days as the aggregate number of days in a period during which it chartered in vessels.
•	Time Charter Equivalent “TCE” rates. Pangaea defines TCE rates as total revenues less voyage expenses divided by the length of the voyage, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in per-day amounts.

Results of Operations

The overall dry bulk rate environment was severely depressed in the second quarter of 2014. While volumes in many segments were reasonable, supply continued to weigh on the market and rates declined to levels last seen at the end of 2008 and beginning of 2009. This environment affected our performance but also highlighted the differentiation of our business model. Reduced rates mean reduced fronthaul margins, and given our strategy to charter in vessels to serve only contracted business, we deemed it best to reduce our carried volumes. As a result, for the three months ended June 30, 2014, we executed 9.8% fewer voyage days than the three months ended March 31, 2014. This significantly improved profitability as compared to a long-term charter-in strategy.

Moreover, consistent with our approach to continually optimize our fleet, we took advantage of the strong secondhand market in the first quarter of 2014 to sell two vessels that do not fit our overall fleet profile. The net selling price of the m/v Bulk Providence, a 2007 built Handysize, was approximately $13.1 million and the net selling price of the m/v Bulk Liberty, a 1998 built Handymax, was approximately $12.4 million.

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

Revenues

Pangaea’s revenues are derived predominately from voyage and time charters. Total revenue for the three months ended June 30, 2014 was $89.8 million, compared to $90.7 million for the same period in 2013. The number of shipping days increased 4% to 4,060 in the three months ended June 30, 2014, compared to 3,897 for the same period in 2013. The increase in shipping days is due to Pangaea’s continued focus on backhaul business, leveraging its relationships with existing customers, attracting new industry customers by developing new routes, and supplementing its chartered-in fleet with owned vessels.

Voyage revenues remained relatively flat for the three months ended June 30, 2014 at $79.9 million compared to $78.9 million for the same period in 2013. Voyage days increased 13% from 2,887 in for the three months ended June 30, 2013 to 3,269 for the same period in 2014 and the average TCE rate increased 5%, from $11,029 per day for the three months ended June 30, 2013 to $11,692 per day for same period in 2014. This increase was due to a decrease in voyage expenses (as discussed below).

Charter revenues decreased 16% from $11.7 million for the three months ended June 30, 2013 to $9.9 million for the same period in 2014. The decrease in charter revenues was primarily driven by the 22% decrease in time charter days. The number of time charter days was 791 days for the three months ended June 30, 2014 compared to 1,009 days for the same period in 2013. This decrease was offset by an increase in the average TC rate earned, which was $12,458 in the three months ended June 30, 2014 versus $11,626 per day for the comparable period of 2013.

Voyage Expenses

Voyage expenses for the three months ended June 30, 2014 were $41.9 million, compared to $47.6 million for the same period in 2013, a decrease of approximately 12%. The decrease in voyage expenses was due to there being nominal expenses related to cargo relets for the three months ended June 30, 2014 as compared to $3.5 million for the same period in 2013. In addition, IFO bunker prices were 4% lower in the first quarter of 2014 than the first quarter of 2013 and 5% lower in the second quarter of 2014 than during the same period of 2013.

Charter Hire Expenses

Charter hire expenses for the three months ended June 30, 2014 were $34.0 million, compared to $29.8 million for the same period in 2013. The 14% increase in charter expenses for the three months ended June 30, 2014 was predominantly due to the days remaining under contracts fixed in the first quarter of 2014. The average cost of charters fixed in the first quarter was $14,636 as compared to the average in the second quarter of $10,281. We paid charter hire for 451-days during the three months ended June 30, 2014 that were fixed during the three months ended March 31, 2014, at an average of $13,446 per day. The total average cost per day for charter hire in the three months ended June 30, 2014 was $11,917 as compared to $9,821 in the same period of 2013. The number of chartered in days was 2,830 for the three months ended June 30, 2014 and 3,038 days for the same period in 2013, a decrease of 7%.

Vessel Operating Expenses

Vessel operating expenses for the three months ended June 30, 2014 were $7.7 million, compared to $5.0 million in the comparable period in 2013, an increase of approximately 81%. The increase in vessel operating expenses was primarily due to the acquisition of four vessels in 2013 and two vessels during the three months ended March 31, 2014, and the resulting 44% increase in the number of ownership days from 859 for the three months ended June 30, 2013 to 1,230 for the same period in 2014. Ownership days are the aggregate number of days in a period during which each vessel in Pangaea’s fleet has been owned. The vessels acquired in 2013 were owned for a total of only 131 days for the three months ended June 30, 2013 compared to 320 for the three months ended June 30, 2014. The two vessels acquired in 2014 were owned for a total of 182 days. We also sold one vessel in May 2014, for a difference of 12 days. The vessel operating expense expressed on a per day basis increased to $6,286 for the three months ended June 30, 2014 from $5,843 for the same period in 2013. The increase is due to the two vessels acquired in 2014 being purchased as is, with the understanding that significant improvements were necessary to bring the ships up to our standards. In addition, one of the ice class vessels incurred damage during trading that exceeded the amount recovered under the hull and machinery insurance reimbursement.

Depreciation and Amortization

For the three months ended June 30, 2014 and 2013, total depreciation and amortization expense was $2.7 million and $2.2 million, respectively. The increase in depreciation and amortization expense was attributable to the acquisition of four vessels in 2013 and two vessels acquired in 2014.

Gain on Sale of Vessel

We sold the m/v Bulk Providence on May 27, 2014 and realized a gain of $2.3 million.

Income from Operations

For the three months ended June 30, 2014, income from operations increased 3% to $3.4 million, compared to $3.3 million for the same period in 2013. The increase is primarily attributable to a $5.7 million decrease in voyage expenses and a $2.3 million gain on the sale of the m/v Bulk Providence. This was offset by a $0.9 million decrease in revenue, a $4.2 million increase in charter expenses and a $2.7 million increase in vessel operating expenses.

Interest Expense

Interest expense for the three months ended June 30, 2014 and 2013 was $1.5 million and $1.4 million, respectively. Total secured debt outstanding was $97.0 million at June 30, 2014 compared to $99.4 million at December 31, 2013. Pangaea’s weighted-average interest rate on June 30, 2014 and December 31, 2013 was 4.5% and 4.24%, respectively.

Imputed Interest on Related Party Long-Term Debt

NBHC entered into contracts to construct four ice class I A newbuildings and paid total deposits of $26.2 million in 2013. Each of NBHC's joint venture partners provided funding for the deposits in the form of non-interest bearing long-term debt payable on January 9, 2023. Effective April 1, 2014, the joint venture partners amended the loan agreements to remove the maturity date. As a result, the loans, which were being carried at the present value of the future cash flows, are now carried at face value, and noncontrolling interest has been reduced by the total unamortized discount of $16.4 million (the total at December 31, 2013, less the imputed interest for the three months ended March 31, 2014, prior to the amendment). The partners loaned an additional $3.6 million in the three months ended June 30, 2014. These loans are also payable on demand and do not bear interest.

Income Attributable to Non-controlling Interests

This amount represents the net income attributable to non-controlling interest in NBH, NBHC, BVH and Bulk Cajun. Net loss attributable to non-controlling interest for the three months ended June 30, 2014 and 2013 was $0.5 million and $0.1 million, respectively. The increase was predominantly due to the fact that NBH had losses of $2.1 million in the three months ended June 30, 2014 as compared to a loss of $0.7 million for the three months ended June 30, 2013. In addition, net income of NBHC was $0.6 million for the three months ended June 30, 2013 but only $0.3 million for the three months ended June 30, 2014.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Revenues

Pangaea’s revenues are derived predominately from voyage and time charters. Total revenue for the six months ended June 30, 2014 was $204.0 million, compared to $185.8 million for the same period in 2013. The number of shipping days increased 11% to 8,562 in the six months ended June 30, 2014, compared to 7,735 for the same period in 2013. The increase in shipping days is due to Pangaea’s continued focus on backhaul business, leveraging its relationships with existing customers, attracting new industry customers by developing new routes, and supplementing its chartered-in fleet with owned vessels.

Voyage revenues increased 3%, from $166.3 million for the six months ended June 30, 2013 to $171.5 million for the same period in 2014. Voyage days increased 5% from 6,019 for the six months ended June 30, 2013 to 6,343 during the same period in 2014. The average TCE rate increased 22%, from $10,836 per day for the six months ended June 30, 2013 to $13,262 per day for same period in 2014. The increase in TCE rates resulted from a decrease in voyage expenses, as discussed below.

Charter revenues increased 66% from $19.5 million for the six months ended June 30, 2013 to $32.5 million for the same period in 2014. The increase in charter revenues was driven by the 29% increase in time charter days and a 22% increase in the TCE rates. The number of time charter days was 2,219 days for the six months ended June 30, 2014 compared to 1,716 days for the same period in 2013.

Voyage Expenses

Voyage expenses for the six months ended June 30, 2014 were $90.0 million, compared to $102.0 million for the same period in 2013, a decrease of approximately 12%. The decrease in voyage expenses was primarily due to nominal expenses related to cargo relets in 2014 as compared to $11.8 million in 2013.

Charter Hire Expenses

Charter hire expenses for the six months ended June 30, 2014 were $78.0 million, compared to $54.1 million for the same period in 2013. The 44% increase in charter expenses was predominantly due to the increase in contracted rates in the first quarter of 2014. The cost per day for hire in the six months ended June 30, 2014 was $12,656 as compared to $8,850 in the same period of 2013. The number of chartered in days was 6,115 for the six months ended June 30, 2014 and 6,159 days for the same period in 2013.

Vessel Operating Expenses

Vessel operating expenses for the six months ended June 30, 2014 were $14.7 million, compared to $9.6 million in the comparable period in 2013, an increase of approximately 53%. The increase in vessel operating expenses was primarily due to the acquisition of four vessels in 2013 and two vessels during the three months ended March 31, 2014, and the resulting 49% increase in the number of ownership days from 1,620 for the six months ended June 30, 2013 to 2,403 for the six months ended June 30, 2014. Ownership days are the aggregate number of days in a period during which each vessel in Pangaea’s fleet has been owned. The vessels acquired in 2013 were owned for a total of only 172 days during the six months ended June 30, 2013 compared to 680 for the same period in 2014. The two vessels acquired in 2014 were owned for a total of 275 days. We also sold one vessel in May 2014, for a difference of 102 days. The vessel operating expense expressed on a per day basis increased to $6,097 for the six months ended June 30, 2014 from $5,902 for the same period in 2013. The increase is due to the two vessels acquired in 2014 being purchased as is, with the understanding that significant repairs were necessary to bring the ships up to our standards. In addition, one of the ice class vessels incurred damage during trading that exceeded the amount recovered under the hull and machinery insurance reimbursement.

Depreciation and Amortization

For the six months ended June 30, 2014 and 2013, total depreciation and amortization expense was $5.3 million and $4.5 million, respectively. The increase in depreciation and amortization expense was attributable to the acquisition of four vessels in 2013 and two vessels acquired in 2014.

Gain on Sale of Vessel

We sold the m/v Bulk Providence on May 27, 2014 and realized a gain of $2.3 million.

Income from Operations

For the six months ended June 30, 2014, income from operations increased 38% to $13.4 million, compared to $9.8 million for the same period in 2013. The increase is primarily attributable to an $18.2 million (10%) increase in revenue for the six months ended June 30, 2014 compared to the same period in 2013, a $12.0 million decrease in voyage expenses and a gain on the sale of the m/v Bulk Providence of $2.3 million. This was tempered by a $23.8 million increase in charter hire expenses and a $5.1 million increase in vessel operating expenses.

Interest Expense

Interest expense for the six months ended June 30, 2014 and 2013 was $3.0 million. Total secured debt outstanding was $97.0 million at June 30, 2014 compared to $99.4 million at December 31, 2013. Pangaea’s weighted-average interest rate on June 30, 2014 and December 31, 2013 was 4.5% and 4.24%, respectively.

Imputed Interest on Related Party Long-Term Debt

NBHC entered into contracts to construct four ice class I A newbuildings and paid total deposits of $26.2 million in 2013. Each of NBHC's joint venture partners provided funding for the deposits in the form of non-interest bearing long-term debt payable on January 9, 2023. Effective April 1, 2014, the joint venture partners amended the loan agreements to remove the maturity date. As a result, the loans, which were being carried at the present value of the future cash flows, are now carried at face value, and noncontrolling interest has been reduced by the total unamortized discount of $16.4 million (the total at December 31, 2013, less the imputed interest for the three months ended March 31, 2014, prior to the amendment). The partners loaned an additional $3.6 million in the three months ended June 30, 2014. These loans are also payable on demand and do not bear interest.

Income Attributable to Non-controlling Interests

This amount represents the net income attributable to non-controlling interest in NBH, NBHC, BVH and Bulk Cajun. Net income attributable to non-controlling interest for the six months ended June 30, 2014 and 2013 was $0.6 million and $0.7 million, respectively. The change was predominantly due to the fact that NBH had losses of $0.3 million in the six months ended June 30, 2014 as compared to $0.5 million for the six months ended June 30, 2013. In addition, net income of NBHC was $1.5 million for the six months ended June 30, 2013 but only $1.0 million for the six months ended June 30, 2014.

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012

Revenues

Pangaea’s revenues are derived predominantly from voyage charters and time charters. Total revenue for the fiscal year ended December 31, 2013, was $392.5 million, compared to $387.1 million for the same period in 2012. The number of shipping days increased by 9% to 16,148 in the fiscal year ended December 31, 2013, compared to 14,769 for the same period in 2012 due to Pangaea’s continued focus on leveraging its relationships with existing cargo customers and attracting new cargo customers. The revenue increase was predominantly due to this increase in shipping days, however, the increase was tempered by a decrease in the average TCE rate, which declined 4% to $12,164 per day for the fiscal year ended December 31, 2013, from $12,607 per day for same period in 2012. The average TCE rates declined in the first nine months of 2013 due to a decrease in market rates, however, rates increased in the fourth quarter and the average TCE increased 4% during that time as a result.

Voyage revenues for the fiscal year ended December 31, 2013, decreased by 2% to $336.2 million compared to $342.1 million for the same period in 2012. The decrease in voyage revenues was primarily driven by the decrease in market rates, but was partially offset by the increase in voyage days. The number of voyage days increased by 5%, to 12,076 days for the fiscal year ended December 31, 2013, compared to 11,545 days for the same period in 2012.

Charter revenues increased to $56.3 million from $45.0 million, or 25%, for the fiscal year ended December 31, 2013, compared to the same period in 2012. The increase in charter revenues was driven by the 26% increase in time charter days. The number of time charter days increased to 4,072 days for the fiscal year ended December 31, 2013, compared to 3,224 days for the same period in 2012.

Voyage Expenses

Voyage expenses for the fiscal year ended December 31, 2013 were $196.0 million, compared to $200.9 million for the same period in 2012, a decrease of approximately 2%. The decrease in voyage expenses was primarily due to the decrease in market charter hire rates. Voyage expenses as a percentage of voyage revenue remained at approximately 58% from 2012 to 2013.

Charter Expenses

Charter expenses for the fiscal year ended December 31, 2013 were $130.9 million, compared to $133.5 million for the same period in 2012. The 2% decrease in charter expenses was predominantly due to the decrease in market charter hire rates as discussed above. The number of chartered-in days remained flat at 12,426 days in 2013 compared to 12,417 days in 2012.

Vessel Operating Expenses

Vessel operating expenses for the fiscal year ended December 31, 2013 were $23.0 million, compared to $14.8 million in the comparable period in 2012, an increase of approximately 55%. The increase in vessel operating expenses was due to the acquisition of interests in four vessels in 2013 and four vessels in 2012, and the resulting 59% increase in the number of ownership days to 3,728 for the fiscal year ended December 31, 2013 from 2,352 for the same period in 2012. Ownership days are the aggregate number of days in a period during which each vessel in Pangaea’s fleet has been owned by it. The vessels acquired in 2013 were owned for a total of 808 days in 2013. The four vessels acquired in 2012 were owned for a total of 888 days in 2012 versus 1,460 in 2013. The vessel operating expense expressed on a per day basis decreased to $6,158 for the fiscal year ended December 31, 2013 from $6,299 for the same period in 2012, or 2%.

General and Administrative

Pangaea’s general and administrative expenses include legal and professional fees, rent, payroll and related expenses for its corporate offices. General and administrative expenses for the fiscal year ended December 31, 2013 and 2012 were $11.6 million and $11.0 million, respectively, an increase of approximately 5%. The increase in general and administrative expenses was attributable to an increase in professional fees of $0.3 million, an increase in salary and related expenses of approximately $0.5 million, an increase in travel expenses of $0.1 million, increases in other miscellaneous expenses totaling $0.3 million, and to the addition of an office in Singapore with start-up and other expenses of $0.4 million. This was offset by a decrease in incentive compensation of $1.0 million.

Depreciation and Amortization

For the fiscal year ended December 31, 2013 and 2012, total depreciation and amortization expense was $9.6 million and $7.2 million, respectively. At December 31, 2013, total depreciation and amortization includes $8.8 million of vessel and other fixed assets depreciation, and $0.8 million relating to the amortization of deferred drydocking costs. At December 31, 2012, total depreciation and amortization includes $6.7 million of vessel and other fixed assets depreciation, and $0.5 million relating to the amortization of deferred drydocking costs. The increase in depreciation and amortization expense was attributable to the acquisition of interests in four vessels during 2013 ($1.1 million) and to the increase resulting from a full year of depreciation on the four vessels acquired during 2012 ($3.6 million in 2013 versus $2.3 million in 2012). The $0.3 million increase in drydocking amortization is also because there is a full year of amortization in 2013 but not in 2012 as the upgrades were completed at various dates in 2012. See “Vessel Operating Expenses,” above, for details regarding ownership days.

Income from Operations

For the fiscal year ended December 31, 2013, income from operations increased 8% to $21.4 million, compared to $19.6 million for the same period in 2012. The increase is attributable to a $10.2 million (6%) increase in TCE revenue and a $2.6 million decrease in charter hire expense for the fiscal year ended December 31, 2013 compared to the same period in 2012. This was offset by an $8.2 million increase in vessel operating cost, a $0.5 million increase in general and administrative expenses and a $2.4 million increase in depreciation and amortization stemming from the increase in the number of owned vessels. The increase in TCE revenue is predominantly due to the increase in total shipping days from 14,769 in 2012 to 16,148 in 2013. The decrease in charter hire expense is due to a decrease in rates.

Interest Expense

Interest expense for the fiscal years ended December 31, 2013 and 2012 was $5.5 million and $3.3 million, respectively. The increase was primarily due to the financing of four vessels acquired during the fiscal year ended December 31, 2013 and to the increase resulting from a full year of debt outstanding for the four vessels acquired at various times in 2012. Additionally, for the year ended December 31, 2013 and 2012, amortization of deferred financing costs was $0.9 million and $0.6 million, respectively. The increase was also due to the financing arrangements discussed above. Pangaea’s weighted-average interest rate on December 31, 2013 and 2012 were 4.67% and 4.24%, respectively.

Interest Expense on Related Party Debt

Interest expense on related party debt for the fiscal years ended December 31, 2013 and 2012 was $0.4 million and $1.3 million, respectively. The decrease was due to the fact that the loan from the noncontrolling interest in Odyssey and Orion (to finance the acquisition of the m/v Nordic Orion and m/v Nordic Odyssey) was restructured and the outstanding balance reclassified to long-term. The restructured loan was non-interest bearing, resulting in the imputation of interest, which is recorded as imputed interest on related party long-term debt in the consolidated statements of income (see below).

Imputed Interest on Related Party Long-Term Debt

NBHC entered into contracts to construct four ice class 1A newbuildings and paid total deposits of $26.1 million. Each of NBHC’s shareholders provided funding for the deposits in the form of non-interest bearing long-term debt payable on January 9, 2023. The loans are carried at the present value of the future cash flows utilizing an imputed interest rate of 7.5% (which was determined by reference to rates of comparable companies on similar subordinated debt instruments). The discount of $17.8 million is being amortized over the term of the loan using the interest method. The amortization of this discount (imputed interest) was $1.1 million for the year ended December 31, 2013.

Income Attributable to Non-controlling Interests

This amount represents the net income attributable to non-controlling interest in NBH, NBHC (owner of Odyssey and Orion as of December 31, 2012), BVH, and Bulk Cajun. Net income attributable to non-controlling interest for the year ended December 31, 2013 and 2012 was a loss of $0.06 million and $2.1 million, respectively. The decrease was predominantly due to the fact that NBH had losses of $1.8 million in 2013 as compared to $2.0 million of income, for the year ended December 31, 2012.

Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011.

Revenues

Pangaea’s revenues are derived substantially from voyage charters and time charters. Total revenue for the fiscal year ended December 31, 2012 was $387.1 million, compared to $409.6 million for the same period in 2011. The number of shipping days increased by 10% to 14,769 in the fiscal year ended December 31, 2012, compared to 13,477 for the same period in 2011 due to its continued focus of leveraging its relationships with existing cargo customers and attracting new cargo customers. Notwithstanding, the revenue decrease was largely due to a decrease in the average TCE rate of Pangaea’s fleet, which decreased by 23% to $12,607 per day for the fiscal year ended December 31, 2012, from $16,431 per day for same period in 2011. The decrease in TCE rates resulted from the decrease in market rates. Excess vessel supply together with uncertainty regarding global growth prospects contributed to a relatively soft freight rate environment. The market forces that decrease revenues also decrease expenses, as discussed below.

Voyage revenues for the fiscal year ended December 31, 2012 decreased by 5% to $342.1 million, compared to $359.5 million for the same period in 2011. The decrease in voyage revenues was primarily driven by the decrease in market rates, but was partially offset by the increase in voyage days. The number of voyage days increased by 7%, to 11,545 days for the fiscal year ended December 31, 2012 compared to 10,769 days for the same period in 2011.

Charter revenues decreased to $45.0 million from $50.1 million, or 10%, for the fiscal year ended December 31, 2012 compared to the same period in 2011. The decrease in charter revenues was primarily driven by the decrease in market rates, but was partially offset by the increase in time charter days. The number of time charter days increased by 19%, to 3,224 days for the fiscal year ended December 31, 2012 compared to 2,708 days for the same period in 2011.

Voyage Expenses

Voyage expenses for the fiscal year ended December 31, 2012 were $200.9 million, compared to $188.2 million for the same period in 2011, an increase of approximately 7%. The increase in voyage expenses was primarily due to a 7% increase in voyage days to 11,545 days for the fiscal year ended December 31, 2012 compared to 10,769 days for the same period in 2011.

Charter Expenses

Charter expenses for the fiscal year ended December 31, 2012 were $133.5 million, compared to $193.4 million for the same period in 2011. The 31% decrease in charter expenses was predominantly due to the decrease in market charter hire rates as discussed above, and is partially offset by a 2% increase in the number chartered in days to 12,417 days for the fiscal year ended December 31, 2012 compared to 12,163 days for the same period in 2011. Accordingly, Pangaea’s chartered in lease rate, defined as charter expenses divided by chartered in days, decreased 32% to $10,753 per day for the fiscal year ended December 31, 2012 compared to $15,900 per day for the same period in 2011. Pangaea also acquired interests in four vessels in 2012, increasing the number of ownership days to 2,352 from 1,314. Ownership days are the aggregate number of days in a period during which each vessel in Pangaea’s fleet has been owned by it.

Vessel Operating Expenses

Vessel operating expenses for the fiscal year ended December 31, 2012 were $14.8 million, compared to $8.0 million in the comparable period in 2011, an increase of approximately 85%. During the fiscal year ended December 31, 2012, Pangaea acquired interests in four vessels and the increase in vessel operating expenses was primarily due to an increase in the number of ownership days to 2,352 for the fiscal year ended December 31, 2012 from 1,314 for the same period in 2011, or 79%. Ownership days are the aggregate number of days in a period during which each vessel in Pangaea’s fleet has been owned by it. The vessel operating expense expressed on a per day basis increased to $6,299 for the fiscal year ended December 31, 2012 from $6,111 for the same period in 2011, or 3%.

General and Administrative

Pangaea’s general and administrative expenses include legal and professional fees, rent, payroll and related expenses for its corporate offices. General and administrative expenses for the fiscal year ended December 31, 2012 and 2011 were $11.0 million and $7.2 million, respectively, an increase of approximately 52%. The increase in general and administrative expenses was primarily attributable to an increase in payroll and related expenses of $3.8 million due to the addition of new staff and annual performance bonus paid for the fiscal year ended December 31, 2012.

Depreciation and Amortization

For the fiscal year ended December 31, 2012 and 2011, total depreciation and amortization expense was $7.2 million and $5.2 million, respectively. At December 31, 2012, total depreciation and amortization includes $6.7 million of vessel and other fixed assets depreciation, and $0.5 million relating to the amortization of deferred drydocking costs. The increase in depreciation and amortization expense was attributable to the acquisition of interests in four vessels during 2012 and due to the fact that drydocking amortization is included in 2012 for upgrades completed at various dates in 2012.

Loss On Sale of Vessels

For the fiscal year ended December 31, 2012 and 2011, total loss on sale of vessels was $0.0 million and $1.1 million, respectively. During the fiscal year ended December 31, 2012, Pangaea did not sell any vessels. During the fiscal year ended December 31, 2011, Pangaea sold the m/v Bulk Trader and the m/v Bulk Island for an aggregate loss of $1.1 million.

Income from Operations

For the fiscal year ended December 31, 2012, income from operations increased by 203% to $19.6 million, compared to $6.5 million for the same period in 2011, primarily attributable to a 10% increase in total shipping days for the fiscal year ended December 31, 2012 compared to the same period in 2011 and to the greater decrease in Pangaea’s daily vessel cost compared to its TCE rate. Pangaea’s TCE rate decreased by 23% for the fiscal year ended December 31, 2012 compared to the same period in 2011, however, its daily vessel cost decreased by 33% for the fiscal year ended December 31, 2012 compared to the same period in 2011. Daily vessel cost is defined as charter expenses plus vessel operating expenses divided by total shipping days. Pangaea’s TCE rate and its daily vessel cost both decreased due to the decrease in market rates, however, its daily vessel cost was further reduced as Pangaea replaced chartered in days with ownership days, which has a lower daily rate of approximately 41% less. Relative to its TCE rates for 2012 and consistent with management’s strategy of acquiring vessels to reduce operational costs, Pangaea’s ownership days were $6,308 less per day, or approximately 50% less.

Interest Expense

Interest expense for the fiscal years ended December 31, 2012 and 2011 was $3.3 million and $2.6 million, respectively. The increase was primarily due to the financings of the acquisition of interests in four vessels during the fiscal year ended December 31, 2012. Additionally, for the year ended December 31, 2012 and 2011, amortization of deferred financing costs was $0.6 million and $0.3 million, respectively. The increase was due to the financings of the acquisition of interests in four vessels in 2012, as discussed below. Pangaea’s weighted-average interest rates on December 31, 2012 and 2011 were 4.24% and 5.6%, respectively.

Interest Expense on Related Party Debt

Interest expense on related party debt for the fiscal years ended December 31, 2012 and 2011 was $1.3 million and $0.1 million, respectively. The increase was due to the acquisition of the m/v Nordic Orion and m/v Nordic Odyssey which were initially funded by related party debt in 2012

Income Attributable to Non-controlling Interests

This amount represents the net income attributable to non-controlling interest in NBH, Odyssey, and Orion. Net income attributable to non-controlling interest for the year ended December 31, 2012 and 2011 was $2.1 million and $0.1 million, respectively. The increase was due to the fact that Odyssey and Orion had earnings of $2.2 million and NBH had earnings of $2.0 million, for the year ended December 31, 2012, compared to net earnings of $0.1 million for NBH, Searoll and Oceanroll for the same period in 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

Pangaea has historically financed its capital requirements with cash flow from operations, the issuance of convertible redeemable preferred stock, proceeds from related party debt, and proceeds from long-term debt. Pangaea has used its funds primarily to fund its operations, vessel acquisitions, and the repayment of debt and the associated interest expense. Pangaea may consider debt and convertible redeemable preferred stock financing alternatives from time to time. However, if market conditions are negative, Pangaea may be unable to raise additional debt financing on acceptable terms or at all. As a result, Pangaea may be unable to pursue opportunities to expand its business.

Additionally, NBHC, a 33% owned subsidiary of Pangaea, has made all of its newbuilding deposits required to date by using funds from related party loans from its shareholders, Pangaea, ST Shipping and ASO2020 (see “Loans from ST Shipping and ASO2020” in the Related Party Loans section below). Pangaea believes that each of NBHC’s joint venture partners, ST Shipping and ASO2020, will continue to meet the deposit schedule for each newbuilding by making additional related party loans, and will not call any existing related party loans. However, if NBHC’s shareholders do not provide required funds, NBHC would likely need to seek replacement financing, which may not be available on acceptable terms. In such case, Pangaea may not be able to pursue opportunities to expand its business or meet its other commitments.

At June 30, 2014, December 31, 2013 and December 31, 2012, Pangaea had working capital deficits of $44.9 million, $13.8 million, and $15.3 million, respectively. These working capital deficits were partially impacted by accrued dividends payable to preferred shareholders, which may be paid in preferred shares, at the election of the preferred shareholder. At June 30, 2014, December 31, 2013 and December 31, 2012, accrued dividends payable to preferred shareholders were $13.9 million, $10.3 million and $4.0 million, respectively. The working capital deficits are also largely impacted by the related party loans from shareholders of NBHC, which are payable on demand and therefore, included in current liabilities. These loans were made by the shareholders in order to fund the purchase of the four new buildings scheduled to be delivered over the next two years. A portion of the loans is expected to be refinanced with commercial banks upon delivery to Pangaea. Another reason for these deficits is the accelerated terms of its vessel financing arrangements, which is common throughout the industry. For this reason, it is typical within Pangaea’s industry to calculate a measure of working capital, which is modified to exclude the current portion of long-term debt. Pangaea believes that the impact of these deficits on its operations is minimal due to the fact that payment terms in the bulk carrier industry are three days after loading on voyage charters and payment is made in advance on time charters, making cash available for debt service timelier than in other industries. (Payment for demurrage is payable according to the charter party and subject to resolution by the parties involved.) In addition, the carrying value of the Pangaea’s fleet is recovered more rapidly than other long-lived assets.

Finally, certain of Pangaea’s common and preferred shareholders have provided written agreements whereby they have committed to providing financial support in the form of loans and/or the purchase of preferred stock. All preferred shares will be exchanged for common shares in connection with mergers and no preferred shares (or any commitment to provide debt or equity financing) will be outstanding immediately after the mergers.

Capital Expenditures

Pangaea’s capital expenditures relate to the purchase of interests in vessels and capital improvements to its vessels, which are expected to enhance the revenue earning capabilities and safety of these vessels. Pangaea’s current owned fleet consists of six Panamax drybulk carriers, four Supramax drybulk carriers, three Handymax drybulk carriers and one Handysize drybulk carrier.

In addition to vessel acquisitions that Pangaea may undertake in future periods, its other major capital expenditures include funding its program of regularly scheduled drydocking necessary to make improvements to its vessels as well as to comply with international shipping standards and environmental laws and regulations. Although Pangaea has some flexibility regarding the timing of drydocking, the costs are relatively predictable. Management anticipates that vessels are to be drydocked every five years. Funding of these requirements is anticipated to be met with cash from operations. Pangaea anticipates that this process of recertification will require it to reposition these vessels from a discharge port to shipyard facilities, which will reduce Pangaea’s available days and operating days during that period. Pangaea expects to drydock 4 vessels, 5 vessels and 3 vessels during 2014, 2015 and 2016, respectively, at an aggregate anticipated cost of $3.1 million, $4.8 million, and $2.3 million, respectively, not including any unanticipated repairs. Pangaea estimates that drydocking a vessel is typically for a period of 2 to 20 days, depending on the size and condition of the vessel.

The following table summarizes Pangaea’s net cash flows from operating, investing and financing activities for the six month periods ended June 30, 2014 and 2013.

	For the six months ended June 30,
(In millions of U.S. dollars)	2014	2013
Net cash provided by operating activities	12.0	14.5
Net cash used in investing activities	(8.9)	(52.5)
Net cash (used in) provided by financing activities	(0.5)	45.3

Net Cash Provided by Operating Activities.  Net cash provided by operating activities during the six months ended June 30, 2014 was $12.0 million, compared with net cash provided by operating activities of $14.5 million during the corresponding six months ended June 30, 2013. Approximately $3.0 million of the increase was due to the increase in net income. The balance is due to changes in operating assets and liabilities, predominantly accounts receivable, accounts payable, accrued expenses and other current liabilities, and deferred revenue. These balances fluctuate significantly depending on the number and percentage of completion of voyages in process.

Net Cash Used in Investing Activities.  Net cash used for investing activities during the six months ended June 30, 2014, was $8.9 million, compared with $52.5 million for the six months ended June 30, 2013. Pangaea used approximately $15.1 million for the purchase of vessels in 2014 compared to $26.4 million in 2013. In addition, Pangaea paid approximately $26.1 million as deposits on newbuildings in 2013, but only $3.5 million in 2014. Pangaea also used $0.3 million to upgrade vessels during the six months ended June 30, 2014. This was offset by the sale of the m/v Providence.

Net Cash Provided by Financing Activities.  Net cash used for financing activities during the six months ended June 30, 2014 was $0.5 million compared to net cash provided by financing activities during the six months ended June 30, 2013 of $45.3 million. Related parties provided net financing of $2.4 million in 2014 for deposits on newbuildings. Long-term debt decreased by $2.5 million on a net basis. During the six months ended June 30, 2013, related parties provided $26.6 million for deposits on newbuildings, cash provided through long-term debt was $9.4 million, net of payments and financing fees, and cash provided through issuance of convertible redeemable preferred stock was $9.8 million.

The following table summarizes Pangaea’s net cash flows from operating, investing and financing activities for the fiscal years ended December 31, 2013, 2012, and 2011.

	For the years ended December 31,
(In millions of U.S. dollars)	2013	2012	2011
Net cash provided by operating activities	21.1	15.9	12.3
Net cash used in investing activities	(84.0)	(101.4)	(28.2)
Net cash provided by financing activities	62.1	86.5	19.5

Net Cash Provided by Operating Activities.  Net cash provided by operating activities during the year ended December 31, 2013 was $21.1 million, compared to net cash provided by operating activities of $15.9 million during the year ended December 31, 2012. The increase is due to changes in operating assets and liabilities, predominantly inventory, and accounts payable and accrued expenses. These balances fluctuate significantly depending on the number and percentage of completion of voyages in process.

Net cash provided by operating activities during the year ended December 31, 2012 was $15.9 million, compared with net cash provided by operating activities of $12.3 million during the corresponding year ended December 31, 2011. The increase was primarily due to the increase in net income of $12.1 million for the fiscal year ended December 31, 2012 compared to the same period in 2011, higher depreciation and amortization of $2.0 million due to the operation of a larger fleet which was partially offset by an increase of $9.7 million in working capital for the fiscal year ended December 31, 2012 compared to the same period in 2011.

Net Cash Used in Investing Activities.  Net cash used in investing activities during the year ended December 31, 2013 was $84.0 million, compared to $101.4 million for the year ended December 31, 2012. Pangaea used $81.6 million on new vessels and deposits on newbuildings in 2013 versus $96.8 in 2012. In addition, approximately $4.0 million was used to upgrade vessels in 2012, whereas only $0.7 million was used in 2013. Pangaea also used $1.5 million as deposits toward the purchase of interests in two vessels in 2013. Both of these ships were delivered in the first quarter of 2014.

Net cash used for investing activities during the year ended December 31, 2012, was $101.4 million, compared with $28.2 million for the year ended December 31, 2011. The increase is predominantly due to an increase of $58.2 million in purchase of interests in vessels and is also due to an increase of $4.0 million in drydocking expenditures and a $0.6 million net increase in other investing activities, as well as a decrease of $11.8 million from proceeds from sale of vessels during 2011.

Net Cash Provided by Financing Activities.  Net cash provided by financing activities during the year ended December 31, 2013 was $62.1 million, compared to $86.5 million for the year ended December 31, 2012. Related parties provided net financing of $24.3 million in 2013 as compared to $15.9 million in 2012, predominantly for vessel acquisition. Long-term debt increased $16.0 million on a net basis, and cash provided through the issuance of convertible redeemable preferred stock was $21.9 million. During the year ended December 31, 2012, cash provided through long-term debt was $48.7 million, net of payments and financing fees, and cash provided through issuance of convertible redeemable preferred stock was $20.6 million.

Net cash provided by financing activities during the year ended December 31, 2012 and 2011 was $86.5 million and $19.5 million, respectively. The financing activity during the years ended December 31, 2012 and 2011, related primarily to proceeds from and payments on loans provided for vessel financing and to the issuance of convertible redeemable preferred stock to fund vessel acquisitions. During the year ended December 31, 2012, Pangaea borrowed $58.3 million of bank debt and issued $20.6 million of convertible redeemable preferred stock. Pangaea borrowed $26.7 million of bank debt and issued $6.2 million of convertible redeemable preferred stock during the year ended December 31, 2011.

Borrowing Activities

Debt Facilities (in millions of U.S. dollars)	Additional Borrowing Capacity as of June 30, 2014	Amounts Outstanding as of
		June 30,	December 31,
		2014	2013	2012
$12.25 Million Bulk Pangaea Secured Note*	—	3.82	4.51	5.56
$1.048 Million Long Wharf Construction to Term Loan	—	1.01	1.02	1.03
$9.12 Million Bulk Discovery Secured Note	—	4.49	5.20	6.63
$12.0 Million Bulk Patriot Secured Note*	—	5.98	7.21	9.66
$4.55 Million Bulk Cajun Secured Note	—	1.42	1.99	3.41
$8.11 Million Bulk Juliana Secured Note*	—	5.75	6.42	7.77
$40.0 Million Bulk Nordic Odyssey and Bulk Nordic Orion Loan Agreement	—	32.00	34.0	39.0
$10.2 Million Bulk Trident Secured Note*	—	8.29	8.93	9.88
$8.52 Million Bulk Atlantic Secured Note	—	8.07	8.25	—
$10.0 Million Bulk Phoenix Secured Note*	—	9.35	9.78	—
$8.0 Million Bulk Providence Secured Note*	—		7.76	—
$5.685 Million Bulk Liberty Secured Note	—	5.39	5.69	—
The Senior Secured Post-Delivery Term Loan Facility	—	—	—	—
$13.1 Million Term Loan Facility (Nordic Bulk Barents Ltd. and Nordic Bulk Bothnia Ltd.)	—	12.67	—	—
Total interest bearing debt	—	98.23	100.76	82.96
Unamortized bank fees	—	(1.25)	(1.39)	(1.08)
Total interest bearing debt, net	—	96.98	99.37	81.88

*	Loan refinanced under the Senior Secured Post-Delivery Term Loan Facility

The Senior Secured Post-Delivery Term Loan Facility

On April 15, 2013, Pangaea, through its wholly owned subsidiaries, Bulk Pangaea, Bulk Patriot, Bulk Juliana and Bulk Trident, entered into a $30.3 million Senior Secured Post-Delivery Term Loan Facility (the “Post-Delivery Facility”), to refinance the Bulk Pangaea Secured Term Loan Facility dated December 15, 2009, the Bulk Patriot Secured Term Loan Facility dated September 29, 2011, the Bulk Juliana Secured Term Loan Facility dated April 18, 2012, and the Bulk Trident Secured Term Loan Facility dated August 28, 2012, the proceeds of which were used to finance the acquisitions of the m/v Bulk Pangaea, the m/v Bulk Patriot, the m/v Bulk Juliana and the m/v Bulk Trident, respectively. The Post-Delivery Facility was subsequently amended on May 16, 2013 by the First Amendatory Agreement, to increase the facility by $8.0 million to finance the acquisition of the m/v Bulk Providence and again on August 28, 2013, by the Second Amendatory Facility, to increase the facility by $10.0 million to finance the acquisition of the m/v Bulk Newport.

The Post-Delivery Facility contains financial covenants that require Pangaea to maintain a minimum consolidated net worth, and require Pangaea to maintain a minimum EBITDA to fixed charges ratio tested annually, as defined. In addition, the facility contains other Pangaea and vessel related covenants that, among other things, restrict changes in management and ownership of the vessel, declaration of dividends, further indebtedness and mortgaging of a vessel without the lender’s prior consent. It also requires minimum collateral maintenance of not less than 143% of the total outstanding balance of the facility at all times. At June 30, 2014, the aggregate fair value of the collateral was approximately 226% of the outstanding loan. As of June 30, 2014 and December 31, 2013, Pangaea was in compliance with all required covenants.

The Post-Delivery Facility is divided into six tranches, as follows:

•	$12.25 Million Bulk Pangaea Secured Note

Initial amount of $12,250,000, entered into in December 2009, for the acquisition of m/v Bulk Pangaea. The interest rate was fixed at 3.96% in April 2013, in conjunction with the post-delivery amendment discussed above. The amendment also modified the repayment schedule to 15 equal quarterly payments of $346,875 ending in January 2017.

•	$12.0 Million Bulk Patriot Secured Note

Initial amount of $12,000,000, entered into in September 2011, for the acquisition of the m/v Bulk Patriot. Loan requires repayment in 24 equal quarterly installments of $500,000 beginning in January 2012. The interest rate was fixed at 4.01% in April 2013 in conjunction with the post-delivery amendment discussed above.

•	$10.2 Million Bulk Trident Secured Note

Initial amount of $10,200,000, entered into in April 2012, for the acquisition of the m/v Bulk Trident. Loan requires repayment in 24 equal quarterly installments of $318,750 beginning in December 2012 with a balloon payment of $2,550,000 together with the last quarterly installment. Interest was fixed at 4.29% in April 2013 in conjunction with the post-delivery amendment discussed above.

•	$8.11 Million Bulk Juliana Secured Note

Initial amount of $8,112,500, entered into in April 2012, for the acquisition of the m/v Bulk Juliana. Loan requires repayment in 24 equal quarterly installments of $338,021 beginning in October 2012. Interest was fixed at 4.38% in April 2013 in conjunction with the post-delivery amendment discussed above.

•	$10.0 Million Bulk Phoenix Secured Note

Initial amount of $10,000,000, entered into in May 2013, for the acquisition of m/v Bulk Newport. Loan requires repayment in 7 equal quarterly installments of $216,667 and 16 equal quarterly installments of $416,667 with a balloon payment of $1,816,659 due in July 2019. Interest is fixed at 5.09%.

•	$8.0 Million Bulk Providence Secured Note

Initial amount of $8,000,000, entered into in May 2013, for the acquisition of m/v Bulk Providence. Loan requires repayment in 8 equal quarterly installments of $120,000, 16 equal quarterly installments of $190,000 and a balloon payment of $4,000,000 due in July 2019. Interest is fixed at 4.38%. Pangaea has committed to a plan to sell the Bulk Providence and accordingly, the outstanding balance of this tranche has been classified as current.

Other secured debt:

$4.55 Million Bulk Cajun Secured Note

Initial amount of $4,550,000, entered into in October 2011, for the acquisition of the m/v Bulk Cajun. Loan requires repayment in 16 equal quarterly installments of $284,375 beginning in January 2012 with a balloon payment of $2,000,000 together the last quarterly installment. Interest is fixed at 6.51%. The outstanding balance of the loan may not exceed 75% of the fair value of the collateral at any time. At June 30, 2014, the outstanding balance of the loan was approximately 24% of the fair value of the m/v Bulk Cajun.

$9.12 Million Bulk Discovery Secured Note

Initial amount of $9,120,000, entered into in February 2011, for the acquisition of the m/v Bulk Discovery. Loan requires repayment in 20 equal quarterly installments of $356,000 beginning in June 2011 with a balloon payment of $2,000,000 together with the last quarterly installment. Interest is fixed at a rate of 8.16%. The outstanding balance of the loan may not exceed 70% of the fair value of the collateral at any time. At June 30, 2014, the outstanding balance of the loan was approximately 69% of the fair value of the m/v Bulk Discovery.

$8.52 Million Bulk Atlantic Secured Note

Initial amount of $8,520,000, entered into on February 18, 2013, for the acquisition of m/v Bulk Beothuk. Loan requires repayment in 8 equal quarterly installments of $90,000 beginning in May 2013, 12 equal quarterly installments of $295,000 and a balloon payment of $4,260,000 due in February 2018. Interest is fixed at 6.46%. The outstanding balance of the loan may not exceed 70% of the fair value of the collateral at any time. At June 30, 2014, the outstanding balance of the loan was approximately 50% of the fair value of the m/v Bulk Atlantic.

$5.685 Million Bulk Liberty Secured Note

Initial amount of $5,685,000, entered into on July 2013, for the acquisition of m/v Bulk Liberty. Loan requires repayment in 19 equal quarterly installments of $149,605 beginning in January 2014 and a balloon payment of $2,842,505 due in February 2018. Interest is fixed at 7.06%. Pangaea has committed to a plan to sell the Bulk Liberty and accordingly, the outstanding balance of this note has been classified as current. The outstanding balance of the loan may not exceed 70% of the fair value of the collateral at any time. At June 30, 2014, the outstanding balance of the loan was approximately 41% of the fair value of the m/v Bulk Liberty.

The other secured notes, as outlined above, also contain collateral maintenance ratio clauses. If Pangaea encountered a change in financial condition which, in the opinion of the lender, is likely to affect Pangaea’s ability to perform its obligations under the loan facility, Pangaea’s credit agreement could be cancelled at the lender’s sole discretion. The lender could then elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable, and proceed against any collateral securing such indebtedness. As of June 30, 2014 and December 31, 2013, Pangaea was in compliance with all required covenants.

$40.0 Million Bulk Nordic Odyssey and Bulk Nordic Orion Loan Agreement

Initial amount of $40,000,000, entered into on August 6, 2012, for the acquisition of the m/v Nordic Odyssey and the m/v Nordic Orion. The agreement requires repayment in 20 quarterly installments of $1,000,000 beginning in October 2012, with an additional $1,000,000 installment payable on the 5th, 9th and 17th installment dates and a balloon payment of $17,000,000 due with the final installment. Interest is floating at LIBOR plus 3.25% (3.56% at December 31, 2013 and 2012). The loan is secured by first preferred mortgages on the m/v Nordic Orion and the m/v Nordic Odyssey, the assignment of the earnings, insurances and requisite compensation of the two entities, and by guarantees of their shareholders. Additionally, this agreement contains one financial covenant that requires Pangaea to maintain minimum liquidity in addition to a collateral maintenance ratio clause which requires the aggregate fair market value of the vessel plus the net realizable value of any additional collateral previously provided to remain above defined ratios. As of June 30, 2014 and December 31, 2013, Pangaea was in compliance with all required covenants.

$13.1 Million Term Loan Facility (Nordic Bulk Barents Ltd. and Nordic Bulk Bothnia Ltd.)

Bulk Barents and Bulk Bothnia entered into a secured Term Loan Facility of $13,000,000 in two tranches of $6,500,000 which were drawn in conjunction with the delivery of the m/v Nordic Bothnia on January 23, 2014 and the m/v Nordic Barents on March 7, 2014.

The facility bears interest at LIBOR plus 2.5% (2.73% at June 30, 2014). The loan requires repayment in 22 equal quarterly installments of $163,045 (per borrower) beginning in June 2014, one installment of $163,010 (per borrower) and a balloon payment of $2,750,000 (per borrower) due in December 2019. In addition, any cash in excess of $750,000 per borrower on any repayment date shall be applied toward prepayment of the relevant loan in inverse order, so the balloon payment is prepaid first. The agreement also contains a profit split in respect of the proceeds from the sale of either vessel. The loan is secured by mortgages on the m/v Nordic Barents and m/v Nordic Bothnia. The outstanding balance of the loan may not exceed 100% of the fair value of the collateral at any time. At June 30, 2014, the outstanding balance of the loan was approximately 75% of the aggregate fair value of the m/v Bulk Barents and m/v Bulk Bothnia.

$1.048 Million Long Wharf Construction to Term Loan

The loan is collateralized by all real estate located at 109 Long Wharf, Newport, RI, as well as personal guarantees from Edward Coll, Pangaea’s Chief Executive Officer, Anthony Laura, Pangaea’s Chief Financial Officer, and a corporate guarantee of Pangaea. The loan contains one financial covenant that requires Pangaea to maintain a minimum debt service coverage ratio.

Related Party Loans

$10.0 Million Loan from Shareholders

In October 2011, Pangaea entered into a $10.0 million loan with Edward Coll, Anthony Laura and Lagoa Investments, an entity beneficially held by Claus Boggild, a director of Pangaea. The loan bears interest at 5% and is payable on demand. As of June 30, 2014, the outstanding balance on this facility was approximately $4.3 million. There is no additional borrowing available under this facility.

$11.1 Million Loan from Shareholders

In April 2012, Pangaea entered into a $11.1 million loan with Edward Coll, Anthony Laura and Lagoa Investments in order to invest in the m/v Nordic Orion and the m/v Nordic Odyssey. This loan bears interest at 5% and was payable on demand. As of June 30, 2014, the outstanding balance on this loan was $0.0 million.

Loans from ST Shipping and ASO2020

During 2012, in connection with the acquisition of the m/v Nordic Orion and m/v Nordic Odyssey, ST Shipping, a shareholder of Orion and Odyssey, provided bridge financing of $32.0 million. This three-month bridge loan bore interest at a floating rate of LIBOR plus 7%. ST Shipping received principal and interest payments of $32.0 million and $0.7 million, respectively, during 2012 in connection with the loan. The loan and the related accrued interest were repaid in full during 2012. There is no additional borrowing available under this facility.

During 2012, in connection with the acquisition of the m/v Nordic Orion and m/v Nordic Odyssey, ST Shipping, a shareholder of Orion and Odyssey, provided $16.1 million (two $8.05 million subordinated notes, each designated for one vessel) which were payable on demand and do not bear interest. ST Shipping received principal payments of $3.6 million during 2012, and as of December 31, 2012, the outstanding principal on the notes was $12.5 million. During 2013, Pangaea restructured the notes payable to ST Shipping (as discussed below) to modify the repayment date to January 9, 2023. There is no additional borrowing available under this facility.

In January 2013, Pangaea entered into a share transfer restructuring agreement in order to sell one-third of the common stock of NBHC to ASO2020. As part of the restructuring, Odyssey and Orion were transferred to NBHC and ST Shipping received a distribution of $176,667.

During 2013, NBHC entered into contracts to construct four ice-class 1A Panamax newbuildings and paid deposits of $26.1 million. In connection with this, ST Shipping provided a loan of $4.5 million, increasing its aggregate loans to $17.0 million. The newest shareholder, ASO2020, also provided a loan of $17.0 million and acquired one-third of the common stock of NBHC for approximately $13,000. These loans were payable on January 9, 2023 and do not bear interest. Effective April 1, 2014, the shareholders amended the loan agreements to remove the maturity date. As a result, the loans, which were being carried at the present value of the future cash flows, are now carried at face value ($36.4 million) and non-controlling interest has been reduced by the total unamortized discount of $16.4 million. There were no principal payments made during the three or six months ended June 30, 2014 or for year ended December 31, 2013 in connection with the loan. As of June 30, 2014, the outstanding principal on these loans (which includes the restructured subordinated notes discussed above) was $36.4 million. There is no additional borrowing available under this facility.

During the year ended December 31, 2013, BVH entered into contracts to construct two ice-class 1C Ultramax newbuildings and paid deposits of $5.8 million. In connection with this, ST Shipping provided a loan of $3.0 million which is payable on demand and does not bear interest. There were no principal payments made during the three or six months ended June 30, 2014 or for the year ended December 31, 2013 in connection with the loan. As of June 30, 2014, the outstanding principal on the loan was $3.0 million. There is no additional borrowing available under this facility.

Covenants

With the exception of Pangaea’s related party loans, certain of its debt agreements generally contain financial covenants, which require it, among other things, to maintain:

•	a consolidated leverage ratio of at least 200%;
•	a consolidated debt service ratio of at least 125%;
•	a minimum consolidated net worth of $45 million; plus 25% of the purchase price or (finance) lease amount of such vessels;
•	a consolidated minimum liquidity of not less than $13.0 million plus $1 million for each additional vessel Pangaea acquires.

Certain of Pangaea’s debt agreements also contain restrictive covenants, which may limit it and its subsidiaries’ ability to, among other things:

•	effect changes in management of Pangaea’s vessels;
•	sell or dispose of any of Pangaea’s assets, including its vessels;
•	declare and pay dividends;
•	incur additional indebtedness;
•	mortgage Pangaea’s vessels; and
•	incur and pay management fees or commissions.

A violation of any of Pangaea’s financial covenants or operating restrictions contained in its credit facilities may constitute an event of default under its credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by Pangaea’s lenders, provides its lenders with the right to, among other things, require Pangaea to post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels in its fleet, reclassify its indebtedness as current liabilities and accelerate its indebtedness and foreclose their liens on its vessels and the other assets securing the credit facilities, which would impair Pangaea’s ability to continue to conduct its business.

As of June 30, 2014, and December 31, 2013, Pangaea was in compliance with all of the covenants contained in its debt agreements.

Furthermore, certain of Pangaea’s credit facilities contain a cross-default provision that may be triggered by a default under one of its other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of Pangaea’s credit facilities, the refusal of any one lender under its credit facilities to grant or extend a waiver could result in certain of Pangaea’s indebtedness being accelerated, even if its other lenders under Pangaea’s credit facilities have waived covenant defaults under the respective credit facilities. If Pangaea’s secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for Pangaea to refinance its debt or obtain additional financing and Pangaea could lose its vessels and other assets securing its credit facilities if Pangaea’s lenders foreclose their liens, which would adversely affect Pangaea’s ability to conduct its business.

Moreover, in connection with any waivers of or amendments to Pangaea’s credit facilities that it may obtain, its lenders may impose additional operating and financial restrictions on Pangaea or modify the terms of its existing credit facilities. These restrictions may further restrict Pangaea’s ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, Pangaea’s lenders may require the payment of additional fees, require prepayment of a portion of its indebtedness to them, accelerate the amortization schedule for Pangaea’s indebtedness and increase the interest rates they charge Pangaea on its outstanding indebtedness.

Off-balance Sheet Arrangements

As of June 30, 2014, Pangaea did not have any off-balance sheet arrangements, and Pangaea currently does not have any off-balance sheet arrangements.

Contractual Obligations

The following table sets forth Pangaea’s contractual obligations and their maturity dates as of June 30, 2014. The table reflects Pangaea’s agreements for:

•	The construction of four Ice-Class 1A Panamax vessels from a Japanese shipyard through NBHC, a joint venture in which Pangaea owns a one-third interest. Pangaea expects to take delivery of these vessels in 2014 and 2015;
•	The construction of two Ice-Class 1C Ultramax vessels from a Japanese shipyard through BVH, a joint venture which Pangaea owns a 50% interest. Pangaea expects to take delivery of these vessels in 2016; and
•	Convertible redeemable preferred stock dividends payable.

Pangaea plans to finance these vessel acquisitions in part through cash from operations, cash from the mergers, proceeds of related party debt, and proceeds from long-term debt as discussed above under “Liquidity and Capital Resources”.

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(US dollars in thousands)
Long-Term Debt Obligations	$98,238.2	$22,167.2	$31,916.6	$37,104.7	$7,049.7
Capital Lease Obligations	0.0	0.0	0.0	0.0	0.0
Operating Lease Obligations	0.0	0.0	0.0	0.0	0.0
Purchase Obligations	153,247.5	104,032.5	49,215.0	0.0	0.0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP(1)	13,902.7	13,902.7	0.0	0.0	0.0
	$265,388.4	$140,102.4	$81,131.6	$37,104.7	$7,049.7

(1)	Convertible redeemable preferred stock dividends are expected to convert to common stock in conjunction with the merger anticipated in this offering and have therefore been included with contractual obligations due in less than one year.

The following table sets forth Pangaea’s contractual obligations and their maturity dates as of December 31, 2013. The table reflects Pangaea’s agreements for:

•	The acquisition of two 1995-built Ice-Class 1A Handymax vessels and Pangaea expects to take delivery of these vessels in 2014;
•	The construction of four Ice-Class 1A Panamax vessels from a Japanese shipyard through NBHC, a joint venture in which Pangaea owns a one-third interest. Pangaea expects to take delivery of these vessels in 2014 and 2015;
•	The construction of two Ice-Class 1C Ultramax vessels from a Japanese shipyard through BVH, a joint venture which Pangaea owns a 50% interest. Pangaea expects to take delivery of these vessels in 2016; and

•	Convertible redeemable preferred stock dividends payable.

Pangaea plans to finance these vessel acquisitions in part through cash from operations, cash from the mergers, proceeds of related party debt, and proceeds from long-term debt as discussed above under “Liquidity and Capital Resources”.

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(US dollars in thousands)
Long-Term Debt Obligations	$100,759.1	$16,065.5	$34,415.4	$42,337.9	$7,940.2
Capital Lease Obligations	0.0	0.0	0.0	0.0	0.0
Operating Lease Obligations	0.0	0.0	0.0	0.0	0.0
Purchase Obligations	170,010.0	55,545.0	114,465.0	0.0	0.0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP(1)	10,338.1	10,338.1	0.0	0.0	0.0
	$128,107.2	$81,948.6	$148,880.4	$42,337.9	$7,940.2

(1)	Convertible redeemable preferred stock dividends are expected to convert to common stock in conjunction with the merger anticipated in this offering and have therefore been included with contractual obligations due in less than one year.

Quantitative and Qualitative Disclosures about Market Risks

Inflation has only a moderate effect on Pangaea’s expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase Pangaea’s operating, voyage, general and administrative, and financing costs.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. Certain of Pangaea’s outstanding debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase Pangaea’s interest expense and adversely impact its future earnings. In the past, Pangaea has managed this risk by entering into interest rate swap agreements in which Pangaea exchanged fixed and variable interest rates based on agreed upon notional amounts. Pangaea has used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to Pangaea’s derivative financial instruments have been major financial institutions, which helped it to manage its exposure to nonperformance of its counterparties under Pangaea’s debt agreements. As of June 30, 2014, December 31, 2013 and December 31, 2012, Pangaea was a party to one interest rate swap agreement, which had an approximate fair value of $(0.1) million, $(0.1) million and $(0.2) million, respectively. Pangaea’s net effective exposure to floating interest rate fluctuations on its outstanding debt was $44.7 million, $34.0 million and $39.0 million, respectively, at June 30, 2014, December 31, 2013 and 2012.

Pangaea’s interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of Pangaea’s sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased Pangaea’s net income and cash flows during the six months ended June 30, 2014 and the year ended December 31, 2013 by approximately $0.2 million and $0.4 million, respectively, based on the debt levels for the beginning and ending balances of each period. Pangaea expects its sensitivity to interest rate changes to increase in the future if Pangaea enters into additional debt agreements in connection with its potential acquisition of additional vessels.

Forward Freight Agreements

Pangaea assesses risk associated with fluctuating future freight rates and, when appropriate, actively hedges identified economic risk with forward freight agreements, or FFAs. The usage of such derivatives can lead to fluctuations in Pangaea’s reported results from operations on a period-to-period basis. During the three and six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, Pangaea entered into various FFAs. The aggregate fair value of the FFAs at June 30, 2014, December 31, 2013 and December 31, 2012 were liabilities of $1.0 million, assets of approximately $0.9 million and liabilities of approximately $0.2 million, respectively.

Fuel Swap Contracts

Pangaea monitors the market volatility associated with bunker prices and seeks to reduce the risk of such volatility through a bunker hedging program. During the three and six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, Pangaea entered into various fuel swap contracts that were not designated for hedge accounting. The aggregate fair value of these fuel swaps at June 30, 2014, December 31, 2013 and December 31, 2012, were assets of $0.2 million and liabilities of approximately $0.2 million and $0.4 million, respectively.

INDEX TO FINANCIAL STATEMENTS

Pangaea Logistics Solutions Ltd. (formerly known as Bulk Partners (Bermuda) Ltd.)
Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Balance Sheets (Unaudited) as of June 30, 2014 and December 31, 2013	F-3
Consolidated Statements of Income (Unaudited) for the Three and Six Months Ended June 30, 2014 and 2013	F-4
Consolidated Statement of Changes in Convertible Redeemable Preferred Stock and Stockholders’ Equity (Unaudited) for the Six Months Ended June 30, 2014	F-5
Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2014 and 2013	F-6
Notes to Consolidated Financial Statements (Unaudited)	F-8 – F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pangaea Logistics Solutions Ltd.

We have reviewed the accompanying consolidated balance sheet of Pangaea Logistics Solutions Ltd. and subsidiaries (the “Company”), as of June 30, 2014, the related consolidated statement of income for the three- and six-month periods ended June 30, 2014 and 2013, changes in convertible redeemable preferred stock and stockholders’ equity for the six months ended June 30, 2014, and cash flows for the six-month periods ended June 30, 2014 and 2013. These interim financial statements are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their reviews of the interim financial statements of Nordic Bulk Holding ApS and its subsidiary, whose total assets as of June 30, 2014 constituted 6.4% of the related consolidated total, and whose revenues for the three-month and six-month periods ended June 30, 2014 and 2013 constituted 36.8% and 39.3%, and 34.1% and 32.7%, respectively, of the related consolidated totals.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company (formerly known as Bulk Partners (Bermuda) Ltd) as of December 31, 2013, and the related consolidated statements of income, changes in convertible redeemable preferred stock and stockholders’ equity, and cash flows for the year then ended (not presented herein); and we expressed, based on our audit and the report of other auditors, an unqualified opinion on those consolidated financial statements in our report dated May 5, 2014. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ GRANT THORNTON LLP
Boston, MA
August 22, 2014

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nordic Bulk Holding ApS

We have reviewed the accompanying consolidated balance sheet of Nordic Bulk Holding ApS (a Danish corporation) and its subsidiary (the “Company”), and the related consolidated statements of income, changes in shareholders’ equity, and cash flows, as of June 30, 2014 and for the three and six month periods ended June 30, 2014 and 2013. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark
August 13, 2014

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.
Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$21,502,156	$18,927,927
Restricted cash	500,000	500,000
Accounts receivable (net of allowance of $1,658,136 at June 30, 2014 and $1,662,593 at December 31, 2013)	26,615,725	44,688,470
Other receivables	351,010	133,646
Bunker inventory	21,829,719	21,072,192
Advance hire, prepaid expenses and other current assets	10,784,563	12,744,125
Vessel held for sale, net	9,217,410	—
Total current assets	90,800,583	98,066,360
Fixed assets, net	189,592,055	197,153,889
Investment in newbuildings in-process	35,362,453	31,900,000
Other noncurrent assets	1,190,204	3,253,022
Total assets	$316,945,295	330,373,271
Liabilities, convertible redeemable preferred stock and stockholders' equity
Current liabilities
Accounts payable, accrued expenses and other current liabilities	$33,291,722	$45,878,378
Related party debt	43,888,292	7,616,248
Deferred revenue	6,766,080	16,155,498
Current portion long-term debt	22,110,038	16,065,483
Line of credit	3,000,000	3,000,000
Dividend payable	26,642,057	23,177,503
Total current liabilties	135,698,189	111,893,110
Secured long-term debt, net	74,975,477	83,302,421
Related party long-term debt, net	—	17,303,918
Commitments and contingencies (Note 6)
Convertible redeemable preferred stock, net of issuance costs ($1,000 par value, 112,500 shares authorized, 89,114 shares issued and outstanding at June 30, 2014 and December 31, 2013)	103,236,399	103,236,399
Stockholders' equity:
Common stock ($1.00 par value, 199,829 shares authorized 87,329 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	87,329	87,329
Additional paid-in capital	—	—
Accumulated deficit	(1,675,214)	(5,933,870)
Total Pangaea Logistics Solutions Ltd. deficit	(1,587,885)	(5,846,541)
Non-controlling interest	4,623,115	20,483,964
Total stockholders' equity	3,035,230	14,637,423
Total liabilities, convertible reemable preferred stock and stockholders' equity	$316,945,295	$330,373,271

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.
Consolidated Statements of Income
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues:
Voyage revenue	$79,921,090	$78,931,611	$171,480,619	$166,270,173
Charter revenue	9,858,151	11,736,211	32,511,500	19,531,805
	89,779,241	90,667,822	203,992,119	185,801,978
Expenses:
Voyage expense	41,891,955	47,622,154	90,026,561	101,926,073
Charter expense	33,984,808	29,834,586	77,955,869	54,113,773
Vessel operating expenses	7,732,252	5,019,208	14,651,749	9,561,791
General and administrative	2,352,591	2,753,698	4,928,876	5,844,317
Depreciation & Amortization	2,744,576	2,169,097	5,296,201	4,541,625
Gain on sale of vessel	(2,286,232)	—	(2,286,232)	—
Total expenses	86,419,950	87,398,743	190,573,024	175,987,579
Income from operations	3,359,291	3,269,079	13,419,095	9,814,399
Other (expense) income
Interest expense	(1,474,773)	(1,414,755)	(2,990,652)	(2,470,450)
Interest expense related party debt	(20,234)	(79,688)	(62,362)	(162,798)
Imputed interest on related party long-term debt	-	(274,478)	(322,947)	(475,280)
Unrealized loss on derivative instruments	(1,200,334)	(1,448,854)	(1,571,892)	(1,671,643)
Other income (expense)	74,227	(126,450)	(75,773)	318,550
Total other expense, net	(2,621,114)	(3,344,225)	(5,023,626)	(4,461,621)
Net income (loss)	738,177	(75,146)	8,395,469	5,352,778
Loss (income) attributable to noncontrolling interests	491,748	125,615	(572,259)	(706,496)
Net income (loss) attributable to Pangaea Logistics Solutions Ltd.	$1,229,925	$50,469	$7,823,210	$4,646,282
(Loss) earnings per common share:
Basic	$(6.32)	$(53.96)	$23.07	$(55.54)
Diluted	$(6.32)	$(53.96)	$23.07	$(55.54)
Weighted average shares used to compute earnings per common share
Basic and diluted	87,329	87,329	87,329	87,329

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.
Consolidated Statement of Changes in Convertible Redeemable Preferred Stock
and Stockholders' Equity

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Pangaea Logistics Solutions Ltd. Deficit	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	89,113.888	103,236,399	87,329	87,329	—	(5,933,870)	(5,846,541)	20,483,964	14,637,423
Accrued convertible redeemable preferred stock dividends	—	—	—	—	—	(3,564,554)	(3,564,554)	—	(3,564,554)
Amendment of shareholder loan to remove maturity date								(16,433,108)	(16,433,108)
Net income	—	—	—	—	—	7,823,210	7,823,210	572,259	8,395,469
Balance at June 30, 2014 (unaudited)	89,113.888	$103,236,399	87,329	$87,329	$—	$(1,675,214)	$(1,587,885)	$4,623,115	$3,035,230

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.
Consolidated Statements of Cash Flows
(unaudited)

	Six months ended June 30
	2014	2013
Operating activities
Net income	$8,395,469	$5,352,778
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization expense	5,296,201	4,541,625
Amortization of deferred financing costs	469,767	411,151
Unrealized loss on derivative instruments	1,571,892	1,671,643
(Recovery of) provision for doubtful accounts	(4,457)	536,705
Amortization of discount on related party long-term debt	322,947	475,280
Write-off of unamortized financing costs	241,522
Change in operating assets and liabilities:
Accounts receivable	18,077,202	(294,421)
Other receivables	(217,364)	189,865
Bunker inventory	(757,527)	(10,989,809)
Advance hire, prepaid expenses and other current assets	1,376,173	1,720,530
Account payable and accrued expenses	(12,579,334)	13,064,655
Other current liabilities	(767,157)	(890,730)
Deferred revenue	(9,389,418)	(1,254,270)
Net cash provided by operating activities	12,035,916	14,535,003
Investing activites
Purchase of vessels	(15,051,116)	(26,401,255)
Sale of vessel	10,114,377
Deposits on newbuildings in-process	(3,462,453)	(26,090,000)
Drydocking costs	(287,416)	—
Purchase of building and equipment	(228,754)	(48,689)
Net cash used in investing activities	(8,915,362)	(52,539,944)
Financing activities
Proceeds of related party debt	2,375,000	26,559,972
Payments on related party debt	(162,928)	(404,247)
Proceeds from long-term debt	13,000,000	16,520,000
Payments of financing and issuance costs	(137,579)	(864,608)
Payments on long-term debt	(15,520,818)	(6,242,535)
Proceeds from issuance of convertible redeemable preferred stock	—	9,819,180
Common stock dividends paid	(100,000)	(100,000)
Decrease in restricted cash	—	187,500
Distributions to non-controlling interest	—	(176,667)
Net cash (used in) provided by financing activities	(546,325)	45,298,596
Net increase in cash and cash equivalents	2,574,229	7,293,655
Cash and cash equivalents at beginning of period	18,927,927	19,695,675
Cash and cash Equivalents at end of period	$21,502,156	$26,989,330

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.
Consolidated Statements of Cash Flows (continued)
(unaudited)

	Six months ended June 30
	2014	2013
Disclosure of noncash items
Dividends declared, not paid	$3,564,554	$3,954,190
Issuance of convertible redeemable preferred stock as settlement of accrued dividends	$—	$213,152
Issuance of convertible redeemable preferred stock in settlement of notes payable	$—	$1,385,503
Beneficial conversion feature of convertible redeemable preferred stock at issuance date	$—	$3,361,719
Amendment of shareholder loan to remove maturity date	$16,433,108	$—
Imputed interest on related party long-term debt	$322,947	$475,280
Cash paid for interest	$2,434,973	$1,916,121

The accompanying notes are an integral part of these financial statements

Pangaea Logistics Solutions Ltd.

Note 1. —  Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Pangaea Logistics Solutions Ltd. and its wholly-owned subsidiaries (collectively, the“Company", “we” or “our”). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership, chartering and operation of dry-bulk vessels. The Company's fleet is comprised of Panamax, Supramax and Handymax dry bulk carriers and the Company operates its business in one business segment.

The Company was incorporated in 2008 under the laws of Bermuda to pursue opportunities in the international dry bulk shipping trade.

As of June 30, 2014, the Company owned a fleet of 13 oceangoing vessels comprised of two Panamax Ice Class 1A, four Panamax, four Supramax and two Handymax vessels with an average age of approximately 10 years.

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the Securities and Exchange Commission (“SEC”) which apply to interim financial statements and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the 2013 annual consolidated financial statements and notes thereto included in the Company’s Form S-4, filed with the SEC on August 12, 2014.

The accompanying unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair statement of its consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions of the Company are the estimated salvage value used in determining depreciation expense, the allowances for doubtful accounts, the fair value of convertible redeemable preferred stock, and the discount on interest free loans.

At June 30, 2014 and December 31, 2013, advance hire, prepaid expenses and other current assets were comprised of the following:

	2014	2013
	(unaudited)
Advance hire	$4,014,023	$8,788,882
Prepaid expenses	1,275,069	514,169
Margin account deposit	3,284,205	1,220,693
Other current assets	2,211,266	2,220,381
Total	$10,784,563	$12,744,125

At June 30, 2014 and December 31, 2013, accounts payable, accrued expenses and other current liabilities were comprised of the following:

	2014	2013
	(unaudited)
Accounts payable	$27,551,967	$39,201,642
Accrued expenses	4,355,441	3,839,531
Other current liabilities	1,384,314	2,837,205
Total	$33,291,722	$45,878,378

Pangaea Logistics Solutions Ltd.

Note 2. — New Accounting Pronouncements

In April 2014, the FASB issued an update Accounting Standards Update for Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, Presentation of Financial Statements, and Property Plant and Equipment. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. The Company does not expect a material impact on the Company’s consolidated financial statements as a result of the adoption of this standard.

In May 2014, the FASB issued an update Accounting Standards Update for Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2016. The Company is evaluating the impact of the adoption of this guidance to determine whether or not it has a material impact on the Company’s consolidated financial statements.

Note 3. — Fixed Assets and Vessel Held for Sale

Vessel and Vessel Improvements

At June 30, 2014, the Company’s operating fleet consisted of 13 dry bulk vessels, as follows:

Vessel	Carrying Amount (unaudited)
m/v BULK PANGAEA	$20,374,159
m/v BULK DISCOVERY	12,282,098
m/v BULK CAJUN	6,244,908
m/v BULK PATRIOT	13,199,995
m/v BULK JULIANA	14,208,440
m/v BULK ODYSSEY	30,024,604
m/v BULK ORION	30,209,606
m/v BULK TRIDENT	16,745,602
m/v BULK BEOTHUK	13,431,340
m/v BULK NEWPORT	15,027,382
m/v BULK BOTHNIA	7,349,272
m/v BULK BARENTS	8,077,171
187,154,577
Other fixed assets, net	2,437,478
189,592,055
Vessel held for sale, net(1)	9,217,410
$198,809,465

(1)	Vessel held for sale is classified as current assets on the consolidated balance sheets. m/v Bulk Liberty was sold on July 4, 2014.

Pangaea Logistics Solutions Ltd.

Note 4. — Debt

Debt consists of the following:

	June 30, 2014	December 31, 2013
	(unaudited)
Bulk Pangaea Secured Note(1)	$3,815,626	$4,509,375
Bulk Discovery Secured Note(2)	4,492,000	5,204,000
Bulk Patriot Secured Note(1)	5,987,500	7,212,500
Bulk Cajun Secured Note(2)	1,421,875	1,990,625
Bulk Trident Secured Note(1)	8,287,500	8,925,000
Bulk Juliana Secured Note(1)	5,746,354	6,422,395
Bulk Nordic Odyssey and Bulk Nordic Orion Loan Agreement	32,000,000	34,000,000
Bulk Atlantic Secured Note(2)	8,070,000	8,250,000
Bulk Liberty Secured Note(1)	5,385,790	5,685,000
Bulk Phoenix Secured Note(1)	9,349,999	9,783,334
Term Loan Facility of USD 13,000,000 (Nordic Bulk Barents Ltd. and Nordic Bulk Bothnia Ltd.)	12,673,910	—
Long Wharf Construction to Term Loan	1,007,691	1,016,834
Bulk Providence Secured Note(3)	—	7,760,000
Total	98,238,245	100,759,063
Less: current portion(4)	(22,110,038)	(16,065,483)
Less: unamortized bank fees	(1,152,730)	(1,391,159)
Secured long-term debt	$74,975,477	$83,302,421

(1)	The Bulk Pangaea Secured Note, the Bulk Juliana Secured Note, the Bulk Trident Secured Note and the Bulk Phoenix Secured Note are cross-collateralized by the vessels Bulk Pangaea, Bulk Patriot, Bulk Juliana, Bulk Trident and Bulk Newport and are guaranteed by the Company.
(2)	The Bulk Cajun Secured Note, the Bulk Discovery Secured Note, the Bulk Atlantic Secured Note and the Bulk Liberty Secured Note are cross-collateralized by the vessels Bulk Discovery, Bulk Cajun, Bulk Beothuk and Bulk LIberty and are guaranteed by the Company.
(3)	The Providence Bulk Secured Note was repaid in conjunciton with the sale of the m/v Bulk Providence on May 27, 2014.
(4)	Includes the outstanding balance of the Bulk Liberty Secured Note as this vessel is held for sale as of June 30, 2014.

The Senior Secured Post-Delivery Term Loan Facility

On April 15, 2013, the Company, through our wholly owned subsidiaries, Bulk Pangaea, Bulk Patriot, Bulk Juliana and Bulk Trident, entered into a $30.3 million Senior Secured Post-Delivery Term Loan Facility (the “Post-Delivery Facility”) to refinance the Bulk Pangaea Secured Term Loan Facility dated December 15, 2009, the Bulk Patriot Secured Term Loan Facility dated September 29, 2011, the Bulk Juliana Secured Term Loan Facility dated April 18, 2012, and the Bulk Trident Secured Term Loan Facility dated August 28, 2012, the proceeds of which were used to finance the acquisitions of the m/v Bulk Pangaea, the m/v Bulk Patriot, the m/v Bulk Juliana and the m/v Bulk Trident, respectively. The Post-Delivery Facility was subsequently amended on May 16, 2013 by the First Amendatory Agreement, to increase the facility by $8.0 million to finance the acquisition of the m/v Bulk Providence and again on August 28, 2013, by the Second Amendatory Facility, to increase the facility by $10.0 million to finance the acquisition of the m/v Bulk Newport.

Pangaea Logistics Solutions Ltd.

Note 4. — Debt  – (continued)

The Post-Delivery Facility contains financial covenants that require the Company to maintain a minimum consolidated net worth, and require the Company to maintain a minimum EBITDA to fixed charges ratio tested annually, as defined. In addition, the facility contains other Company and vessel related covenants that, among other things, restrict changes in management and ownership of the vessel, declaration of dividends, further indebtedness and mortgaging of a vessel without the bank’s prior consent. It also requires minimum collateral maintenance, which is tested at the discretion of the lender. As of June 30, 2014 and December 31, 2013, the Company was in compliance with all required covenants.

The Post-Delivery Facility is divided into six tranches, as follows:

Bulk Pangaea Secured Note

Initial amount of $12,250,000, entered into in December 2009, for the acquisition of m/v Bulk Pangaea. The interest rate was fixed at 3.96% in April 2013, in conjunction with the post-delivery amendment discussed above. The amendment also modified the repayment schedule to 15 equal quarterly payments of $346,875 ending in January 2017.

Bulk Patriot Secured Note

Initial amount of $12,000,000, entered into in September 2011, for the acquisition of the m/v Bulk Patriot. Loan requires repayment in 24 equal quarterly installments of $500,000 beginning in January 2012. The interest rate was fixed at 4.01% in April 2013 in conjunction with the post-delivery amendment discussed above.

Bulk Trident Secured Note

Initial amount of $10,200,000, entered into in April 2012, for the acquisition of the m/v Bulk Trident. Loan requires repayment in 24 equal quarterly installments of $318,750 beginning in December 2012 with a balloon payment of $2,550,000 together with the last quarterly installment. Interest was fixed at 4.29% in April 2013 in conjunction with the post-delivery amendment discussed above.

Bulk Juliana Secured Note

Initial amount of $8,112,500, entered into in April 2012, for the acquisition of the m/v Bulk Juliana. Loan requires repayment in 24 equal quarterly installments of $338,021 beginning in October 2012. Interest was fixed at 4.38% in April 2013 in conjunction with the post-delivery amendment discussed above.

Bulk Phoenix Secured Note

Initial amount of $10,000,000, entered into in May 2013, for the acquisition of m/v Bulk Newport. Loan requires repayment in 7 equal quarterly installments of $216,667 and 16 equal quarterly installments of $416,667 with a balloon payment of $1,816,659 due in July 2019. Interest is fixed at 5.09%.

Other secured debt:

Bulk Cajun Secured Note

Initial amount of $4,550,000, entered into in October 2011, for the acquisition of the m/v Bulk Cajun. Loan requires repayment in 16 equal quarterly installments of $284,375 beginning in January 2012 with a balloon payment of $2,000,000 together the last quarterly installment. Interest is fixed at 6.51%.

Bulk Discovery Secured Note

Initial amount of $9,120,000, entered into in February 2011, for the acquisition of the m/v Bulk Discovery. Loan requires repayment in 20 equal quarterly installments of $356,000 beginning in June 2011 with a balloon payment of $2,000,000 together with the last quarterly installment. Interest is fixed at a rate of 8.16%.

Pangaea Logistics Solutions Ltd.

Note 4. — Debt  – (continued)

Bulk Atlantic Secured Note

Initial amount of $8,520,000, entered into on February 18, 2013, for the acquisition of m/v Bulk Beothuk. Loan requires repayment in 8 equal quarterly installments of $90,000 beginning in May 2013, 12 equal quarterly installments of $295,000 and a balloon payment of $4,260,000 due in February 2018. Interest is fixed at 6.46%.

Bulk Liberty Secured Note

Initial amount of $5,685,000, entered into on July 2013, for the acquisition of m/v Bulk Liberty. Loan requires repayment in 19 equal quarterly installments of $149,605 beginning in January 2014 and a balloon payment of $2,842,505 due in February 2018. Interest is fixed at 7.06%. The Company has committed to a plan to sell the m/v Bulk Liberty and accordingly, the outstanding balance of this note has been classified as current.

The other secured notes, as outlined above, also contain collateral maintenance ratio clauses. If the Company encountered a change in financial condition which, in the opinion of the lender, is likely to affect the Company’s ability to perform its obligations under the loan facility, the Company’s credit agreement could be cancelled at the lender’s sole discretion. The lender could then elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable, and proceed against any collateral securing such indebtedness. As of June 30, 2014 and December 31, 2013, the Company was in compliance with all required covenants.

Bulk Nordic Odyssey and Bulk Nordic Orion Loan Agreement

Initial amount of $40,000,000, entered into on August 6, 2012, for the acquisition of the m/v Nordic Odyssey and the m/v Nordic Orion. The agreement requires repayment in 20 quarterly installments of $1,000,000 beginning in October 2012, with an additional $1,000,000 installment payable on the 5th, 9th and 17th installment dates and a balloon payment of $17,000,000 due with the final installment. Interest is floating at LIBOR plus 3.25% (3.56% at December 31, 2013 and 2012). The loan is secured by first preferred mortgages on the m/v Nordic Orion and the m/v Nordic Odyssey, the assignment of the earnings, insurances and requisite compensation of the two entities, and by guarantees of their shareholders. Additionally, the Agreement contains one financial covenant that requires the Company to maintain minimum liquidity in addition to a collateral maintenance ratio clause which requires the aggregate fair market value of the vessel plus the net realizable value of any additional collateral previously provided to remain above defined ratios. As of June 30, 2014 and December 31, 2013, the Company was in compliance with all required covenants.

Term Loan Facility of USD 13,000,000 (Nordic Bulk Barents Ltd. and Nordic Bulk Bothnia Ltd.)

Nordic Bulk Barents and Nordic Bulk Bothnia entered into a secured Term Loan Facility of $13,000,000 in two tranches of $6,500,000 which were drawn in conjunction with the delivery of the m/v Nordic Bothnia on January 23, 2014 and the m/v Nordic Barents on March 7, 2014. The loan is secured by mortgages on these two vessels.

The facility bears interest at LIBOR plus 2.5% (2.7% at June 30, 2014). The loan requires repayment in 22 equal quarterly installments of $163,045 (per borrower) beginning in June 2014, one installment of $163,010 (per borrower) and a balloon payment of $2,750,000 (per borrower) due in December 2019. In addition, any cash in excess of $750,000 per borrower on any repayment date shall be applied toward prepayment of the relevant loan in inverse order, so the balloon payment is prepaid first. The agreement also contains a profit split in respect of the proceeds from the sale of either vessel, a minimum value clause of not less than 100% of the indebtedness and a minimum liquidity clause. As of June 30, 2014 and December 31, 2013, the Company was in compliance with all required covenants. The loan is secured by mortgages on the m/v Nordic Bulk Barents and m/v Nordic Bulk Bothnia.

Pangaea Logistics Solutions Ltd.

Note 4. — Debt  – (continued)

Long Wharf Construction to Term Loan

Initial amount of $1,048,000 entered into in January 2011. The loan is payable in monthly based on a 25 year amortization schedule with a final balloon payment of all unpaid principal and accrued interest due January 2021. Interest is floating at LIBOR plus 2.85%. The Company entered into an interest rate swap which matures January 2021 and fixes the interest rate at 6.63%. The loan is collateralized by all real estate located at 109 Long Wharf, Newport, RI, as well as personal guarantees from the Founders and a corporate guarantee of the Company. The loan contains one financial covenant that requires the Company to maintain a minimum debt service coverage ratio. As of June 30, 2014 and December 31, 2013, the Company was in compliance with this covenant.

The future minimum annual payments (excluding unamortized bank fees) under the debt agreements are as follows:

Years ending June 30,
2015	$22,110,038
2016	17,988,546
2017	13,928,050
2018	28,766,539
2019	8,338,205
Thereafter	7,106,865
$98,238,243

Note 5. — Derivative Instruments and Fair Value Measurements

Interest-Rate Swaps

From time to time, the Company enters into interest rate swap agreements to mitigate the risk of interest rate fluctuations on its variable rate debt. At June 30, 2014 and December 31, 2013, the Company was party to one interest rate swap, which was entered into in February 2011, as required by the 109 Long Wharf Construction Loan agreement. Under the terms of the swap agreement, the interest rate on this note is fixed at 6.63%.

The Company did not elect to designate the swap as a hedge at inception, pursuant to ASC 815, Derivatives and Hedging. Accordingly, changes in the fair value are recorded in current earnings in the accompanying consolidated statements of income.

	June 30, 2014	December 31, 2013
	(unaudited)
Interest rate swap agreement on:
Long Wharf Construction to Term Loan:
Notional amount	$1,032,000	$1,032,000
Effective dates	2/1/11-1/24/21	2/1/11-1/24/21
Fair value at year-end	(112,124)	(94,882)

The fair value of the interest rate swap agreements at June 30, 2014 and December 31, 2013 were liabilities of approximately $112,000 and $95,000, which are included in other current liabilities on the consolidated balance sheets based on the instrument’s maturity date. The aggregate change in the fair value of the interest rate swap agreements for the three and six months ended June 30, 2014 and 2013 was a loss of approximately $17,000 and a gain of approximately $86,500, respectively, which are reflected in the unrealized loss on derivative instruments in the accompanying consolidated statements of income.

Pangaea Logistics Solutions Ltd.

Note 5. — Derivative Instruments and Fair Value Measurements – (continued)

Forward freight agreements, bunker swaps and freight derivatives

The Company assesses risk associated with fluctuating future freight rates and, when appropriate, actively hedges identified economic risk with appropriate derivative instruments, specifically forward freight agreements (FFAs). Such economic hedges do not always qualify for hedge accounting under ASC 815 and as such, the usage of such derivatives can lead to fluctuations in the Company’s reported results from operations on a period-to-period basis. During the three months ended June 30, 2014 and the year ended December 31, 2013, the Company entered into various FFAs that did not qualify for hedge accounting. The aggregate fair values of the FFAs at June 30, 2014 and December 31, 2013 were a liability of approximately $990,000 which is included in other current liabilities and an asset of approximately $944,200, which is included in advance hire, prepaid expenses and other current assets. The change in the aggregate fair value of the FFAs during the three months ended June 30, 2014 and 2013 resulted in losses of approximately $1,567,000 and $286,000, respectively, which are included in unrealized loss on derivative instruments in the accompanying consolidated statements of income. The change in the aggregate fair value of the FFAs during the six months ended June 30, 2014 and 2013 resulted in losses of approximately $1,934,000 and $839,000, respectively, which are included in unrealized loss on derivative instruments in the accompanying consolidated statements of income.

Fuel Swap Contracts

The Company continuously monitors the market volatility associated with bunker prices and seeks to reduce the risk of such volatility through a bunker hedging program. During the three months ended June 30, 2014 and the year ended December 31, 2013, the Company entered into various fuel swap contracts that were not designated for hedge accounting. The aggregate fair value of these fuel swaps at June 30, 2014 and December 31, 2013 are an asset of approximately $169,000 which is included in advance hire, prepaid expenses and other current assets and a liability of approximately $209,500, which is included in other current liabilities on the consolidated balance sheets. The change in the aggregate fair value of the fuel swaps during the three months ended June 30, 2014 and 2013 was a gain of approximately $384,000 and a loss of approximately $1,163,000, which are included in unrealized loss on derivative instruments in the accompanying consolidated statements of income. The change in the aggregate fair value of the fuel swaps during the six months ended June 30, 2014 and 2013 was a gain of approximately $378,000 and a loss of approximately $833,000, which are included in unrealized loss on derivative instruments in the accompanying consolidated statements of income.

The three levels of the fair value hierarchy established by ASC 820, in order of priority are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. Our Level 1 non-derivatives include cash, money-market accounts, restricted cash accounts and investment.

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable. Our Level 2 non-derivatives include our term loan account.

Level 3 — Inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

Pangaea Logistics Solutions Ltd.

Note 5. — Derivative Instruments and Fair Value Measurements – (continued)

The following table summarizes assets and liabilities measured at fair value on a recurring basis at June 30, 2014 and December 31, 2013:

	Balance at June 30, 2014	Level 1	Level 2	Level 3
	(unaudited)
Margin accounts	$3,284,205	$3,284,205	$—	$—
Interest rate swaps	(112,124)	—	(112,124)	—
Forward freight agreements	(989,668)	—	(989,668)	—
Fuel swap contracts	168,957	—	168,957	—

	Balance at December 31, 2013	Level 1	Level 2	Level 3
Margin accounts	$1,062,439	$1,062,439	$—	$—
Interest rate swaps	(94,882)	—	(94,882)	—
Forward freight agreements	944,225	—	944,225	—
Fuel swap contracts	(209,506)	—	(209,506)	—

The estimated fair values of the Company’s interest rate swap instruments, forward freight agreements and fuel swap contracts are based on market prices obtained from an independent third-party valuation specialist. Such quotes represent the estimated amounts the Company would receive to terminate the contracts.

Note 6. Commitments and Contingencies

Legal Proceedings

The Company is subject to certain asserted claims arising in the ordinary course of business. The Company intends to vigorously assert its rights and defend itself in any litigation that may arise from such claims. While the ultimate outcome of these matters could affect the results of operations of any one year, and while there can be no assurance with respect thereto, management believes that after final disposition, any financial impact to the Company would not be material to its consolidated financial position, results of operations, or cash flows.

Note 7. — Related Party Transactions

	December 31, 2013	Activity		June 30, 2014
				(unaudited)
Included in accounts payable and accrued expenses on the consolidated balance sheets:
To Founders	$203,050	$(203,050)		$—
	$203,050	$(203,050)		$—
Included in current related party debt on the consolidated balance sheets:
Loan payable — 2011 Founders Note	$4,325,000	$—		$4,325,000
Interest payable in-kind — 2011 Founders Note	296,248	(162,928)	i.	133,320
Loans payable — BVN shareholder (STST)	2,995,000	—		2,995,000
Loan payable to NBHC shareholder (STST)	—	18,217,500	ii.	18,217,500

Pangaea Logistics Solutions Ltd.

Note 7. — Related Party Transactions  – (continued)

	December 31, 2013	Activity		June 30, 2014
				(unaudited)
Loan payable to NBHC shareholder (ASO2020)	—	18,217,472	ii.	18,217,472
	7,616,248	36,272,044		$43,888,292
Included in related party long-term debt on the consolidated balance sheets:
Loan payable to NBHC shareholder (STST)	17,030,000	17,030,000	iii.	—
Loan payable to NBHC shareholder (ASO2020)	17,029,972	17,029,972	iii.	—
Less unamortized discount	(16,756,054)	16,756,054	iv.	—
Total related party long-term debt	$17,303,918	55,240,170		$—

i.	Paid in cash.
ii.	Loans payable to NBHC shareholders STST and ASO2020, including additional borrowing on May 28, 2014. On April 1, 2014, the loans were amended to remove the maturity date and have therefore been reclassified as current.
iii.	Balance at December 31, 2013 has been reclassified as current.
iv.	Unamortized discount at December 31, 2013 was reduced by imputed interest of $322,946 which was recorded for the three months ended March 31, 2014, prior to amendment of the loan. The net unamortized discount on April 1, 2014 of $16,433,108 has been recorded as a reduction of noncontrolling interest due to the extinguishment.

BVH entered into an agreement for the construction of two new ultramax newbuildings in 2013. STST provided a loan of $2,995,000 to make deposits on the contracts. The loan is payable on demand and does not bear interest.

In connection with the acquisition of m/v Bulk Orion and m/v Bulk Odyssey in 2012, STST provided two $8,050,000 subordinated notes (one designated for each vessel) which were payable on demand and do not bear interest. During the year ended December 31, 2012, aggregate repayments of $3,600,000 were made against these notes. The Company restructured its existing related party loans payable to STST at December 31, 2012 to modify the repayment date to January 9, 2023, which was accounted for as a modification under ASC 470-50.In January 2013, the Company entered into a Share Transfer Restructuring Agreement through which the shareholders of Odyssey and Orion transferred their shares of those entities and their zero interest subordinated shareholder loans to these entities, to NBHC in exchange for the shares of NBHC.

Also during 2013, NBHC entered into contracts to purchase four 1A ice-class newbuildings and paid deposits of $26,100,000. STST provided an additional $4,530,000, thereby increasing its loan to $17,030,000. The newest shareholder, ASO2020, also provided $17,030,000 in loans and acquired one-third of the common stock of NBHC for approximately $13,000. On April 1, 2014, the loans were amended to remove the maturity date, which was accounted for as an extinguishment under ASC 470-50. On May 28, 2014, each of the shareholders provided additional loans of $1,187,500 to finance the second installment on the first vessel delivery. These loans are also payable on demand and do not bear interest. The loans are included in related party debt on the consolidated balance sheets. The unamortized discount at June 30, 2014 of $16,433,108 has been recorded as a reduction to noncontrolling interest, because the original discount was recorded as an increase to noncontrolling interest.

On October 1, 2011, the Company entered into a $10,000,000 loan agreement with the Founders, which was payable on demand at the request of the lenders (the 2011 Founders Note). The note bears interest at a

Pangaea Logistics Solutions Ltd.

Note 7. — Related Party Transactions  – (continued)

rate of 5%. On January 1, 2012 the Company issued 5,675 shares of convertible redeemable preferred stock to the Founders, representing a partial repayment of the note, the balance of which was $4,325,000 at June 30, 2014 and December 31, 2013.

Under the terms of a technical management agreement between the Company and Seamar Management S.A. (Seamar), an equity method investee, Seamar is responsible for the day-to-day operations for all of the Company’s owned vessels. During the three month periods ended June 30, 2014 and 2013, the Company incurred technical management fees of approximately $620,000 and $430,000, respectively under this arrangement. These fees are included in vessel operating expenses in the consolidated statements of income.

Note 8. — Earnings (Loss) Per Common Share

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net (loss) income attributable to Pangaea Logistics Solutions Ltd.	$1,229,925	$50,469	$7,823,210	$4,646,282
Less: dividends declared on convertible redeemable preferred stock	(1,782,277)	(1,436,360)	(3,564,554)	(2,749,782)
Less: beneficial conversion	—	(1,661,302)	—	(3,361,719	)(i)
Less: settlement of accrued dividends	—	—	—	(45,843)
Less: settlement of notes	—	(157,064)	—	(324,484)
Less: fair value adjustment	—	(1,507,810)	—	(3,014,585)
Less: allocation of earnings to preferred shareholders	—	—	(2,244,089)	—
Total (loss) earnings allocated to common stock	$(552,352)	$(4,712,067)	$2,014,567	$(4,850,131)
Denominator:
Weighter-average number of shares of common stock outstanding	87,329	87,329	87,329	87,329
Basic EPS — common stock	$(6.32)	$(53.96)	$23.07	$(55.54)
Diluated EPS — common stock	$(6.32)	$(53.96)	$23.07	$(55.54)

(i)	The fair value of the beneficial conversion adjustment to net income for purposes of calculating EPS is $3,361,719. However, retained earnings was reduced by $1,706,621.

Note 9 — Subsequent Events

The Company evaluated subsequent events or transactions through August 22, 2014, which is the date these financial statements were available to be issued.